EXHIBIT 99.2

Interim Management’s Discussion and Analysis

(All monetary amounts are in thousands of Canadian dollars, except per share and convertible debenture amounts or where otherwise noted.)

Management of Algonquin Power & Utilities Corp. (“APUC” or the “Company”) has prepared the following discussion and analysis to provide information to assist its shareholders’ understanding of the financial results for the three and nine months ended September 30, 2013. The interim Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with APUC’s interim unaudited consolidated financial statements for the three and nine months ended September 30, 2013 and 2012. This material is available on SEDAR at www.sedar.com and on the APUC website at www.AlgonquinPowerandUtilities.com. Additional information about APUC, including the most recent Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com.

Caution concerning forward-looking statements and non-GAAP Measures

Certain statements included herein contain forward-looking information within the meaning of certain securities laws. These statements reflect the views of APUC with respect to future events, based upon assumptions relating to, among others, the performance of APUC’s assets and the business, interest and exchange rates, commodity market prices, and the financial and regulatory climate in which it operates. These forward looking statements include, among others, statements with respect to the expected performance of APUC, its future plans and its dividends to shareholders. Statements containing expressions such as “anticipates”, “believes”, “continues”, “could”, “expect”, “estimates”, “intends”, “may”, “outlook”, “plans”, “project”, “strives”, “will”, and similar expressions generally constitute forward-looking statements.

Since forward-looking statements relate to future events and conditions, by their very nature they require APUC to make assumptions and involve inherent risks and uncertainties. APUC cautions that although it believes its assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include the impact of movements in exchange rates and interest rates; the effects of changes in environmental and other laws and regulatory policy applicable to the energy and utilities sectors; decisions taken by regulators on monetary policy; and the state of the Canadian and the United States (“U.S.”) economies and accompanying business climate. APUC cautions that this list is not exhaustive, and other factors could adversely affect results. Given these risks, undue reliance should not be placed on these forward-looking statements. In addition, such statements are made based on information available and expectations as of the date of this MD&A and such expectations may change after this date. APUC reviews material forward-looking information it has presented, not less frequently than on a quarterly basis. APUC is not obligated to nor does it intend to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.

The terms “adjusted net earnings”, “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”), “adjusted funds from operations”, “per share cash provided by adjusted funds from operations” and “per share cash provided by operating activities” are used throughout this MD&A. The terms “adjusted net earnings”, “per share cash provided by operating activities”, “adjusted funds from operations”, “per share cash provided by adjusted funds from operations” and Adjusted EBITDA are not recognized measures under GAAP. There is no standardized measure of “adjusted net earnings”, Adjusted EBITDA, “adjusted funds from operations”, “per share cash provided by adjusted funds from operations” and “per share cash provided by operating activities” consequently APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “adjusted net earnings”, Adjusted EBITDA, “adjusted funds from operations”, “per share cash provided by adjusted funds from operations” and “per share cash provided by operating activities” can be found throughout this MD&A. Per share cash provided by operating activities is not a substitute measure of performance for earnings per share. Amounts represented by per share cash provided by operating activities do not represent amounts available for distribution to shareholders and should be considered in light of various charges and claims against APUC.

Overview and Business Strategy

APUC is incorporated under the Canada Business Corporations Act. APUC owns and operates a diversified portfolio of regulated and non-regulated generation, distribution and transmission utility assets which deliver predictable earnings and cash flows. APUC seeks to maximize total shareholder value through a quarterly dividend augmented by share price appreciation arising from dividend growth supported by increasing per share cash flows and earnings. APUC targets to deliver annualized per share earnings and cash flow growth of more than 5%.

APUC’s current quarterly dividend to shareholders is $0.085 per share or $0.34 per share per annum. APUC believes its annual dividend payout allows for both an immediate return on investment for shareholders and retention of sufficient cash within APUC to fund growth opportunities and mitigate the impact of fluctuations in foreign exchange rates. Further increases in the level of dividends paid by APUC are at the discretion of the APUC Board of Directors (the “Board”) with dividend levels being reviewed periodically by the Board in the context of cash available for distribution and earnings together with an assessment of the growth prospects available to APUC. APUC strives to achieve its results in the context of a moderate risk profile consistent with top-quartile North American power and utility operations.

APUC conducts its business primarily through two autonomous subsidiaries: Algonquin Power Co. (“APCo”) which owns and operates a diversified portfolio of non-regulated renewable and clean energy electric generation utility assets; and Liberty Utilities Co. (“Liberty Utilities”), a diversified rate regulated utility which owns and operates a portfolio of North American electric, natural gas and water distribution utility systems.

Algonquin Power Co.

APCo generates and sells electrical energy produced by its diverse portfolio of non-regulated renewable and clean energy power generation facilities located across North America. APCo delivers continuing growth through development of new greenfield power generation projects and accretive acquisitions of additional electrical energy generation facilities.

APCo owns or has interests in hydroelectric facilities with a combined generating capacity of approximately 120 MW. APCo also owns or has interests in wind powered generating stations with a combined generating capacity of 650 MW. Approximately 84% of the electrical output from the hydroelectric and wind generating facilities is sold pursuant to long term, stipulated price contractual arrangements which have a weighted average remaining contract life of 15 years.

APCo owns or has interests in thermal energy facilities with approximately 335 MW of installed generating capacity. Approximately 95% of the electrical output from the owned thermal facilities is sold pursuant to long term power purchase agreements (“PPA”) with major utilities and which have a weighted average remaining contract life of 7 years.

Liberty Utilities Co.

Liberty Utilities is a diversified generation, transmission and distribution utility providing electricity, natural gas, water distribution and wastewater collection utility services. Liberty Utilities provides safe, high quality and reliable services to its ratepayers through its nationwide portfolio of utility systems and delivers stable and predictable earnings to APUC. In addition to encouraging and supporting organic growth within its service territories, Liberty Utilities delivers continued growth in earnings through accretive acquisitions of additional utility systems.

The utility systems owned by Liberty Utilities operate under rate regulation, generally overseen by the public utility commissions of the states in which they operate or the federal regulatory energy commission for federally regulated utility systems. Liberty Utilities reports the performance of its utility operations through three regions – West, Central, and East.

The Liberty Utilities (West) region is comprised of regulated electrical and water distribution and wastewater collection utility systems. The regulated electrical distribution utility systems serve approximately 47,500 electric connections in the State of California. Liberty Utilities (West) region’s regulated water and wastewater utility systems serve approximately 67,600 water and wastewater connections located in the State of Arizona.

The Liberty Utilities (Central) region is comprised of regulated natural gas and water distribution and wastewater collection utility systems. The regulated natural gas utilities serve approximately 84,100 natural gas connections located in the States of Missouri, Illinois, and Iowa and the regulated water distribution and wastewater collection utilities serve approximately 29,400 water and wastewater customers located in the States of Arkansas, Illinois, Missouri, and Texas.

Liberty Utilities (East) region is comprised of regulated natural gas and electric distribution utility systems located in the State of New Hampshire, and regulated natural gas distribution utility systems located in the State of Georgia. In New Hampshire, Liberty Utilities provides regulated local electrical utility services to approximately 44,000 electric connections; and regulated local gas distribution utility services to approximately 85,900 natural gas connections. In Georgia, Liberty Utilities provides regulated local gas distribution utility services to approximately 62,500 natural gas connections. Upon completion of the acquisition of a natural gas utility system located in Massachusetts, over 50,000 natural gas connections will be added to the Liberty Utilities (East) region.

Major Highlights

Corporate Highlights

Third quarter and Year to Date results

APUC has completed several acquisitions and has announced a number of other initiatives that have raised the growth profile for APUC’s earnings and cash flows. The growth arose from the acquisition of several regulated utilities in the U.S. serving over 290,000 customers together with the acquisition of 509.5 MW of wind farms also in the U.S. The increased earnings and cash flows from these acquisitions continued through the third quarter. Adjusted EBITDA totaled $40.5 million in the third quarter and $159.4 million year to date compared to $20.8 million and $63.6 million in the same period a year ago, respectively.

Liberty Utilities operating and financial results achieved expectations in the quarter. APCo’s financial results were below expectations in the quarter as the renewable energy division generated electricity equal to 96% of long term projected average generation (wind and hydrology combined). Had APCo achieved energy production equal to that produced based on the long term projected average resources, APCo estimates that adjusted EBITDA generated would have been approximately $3.9 million and $5.5 million higher than those achieved in the quarter and for the nine months ended September 30, 2013, respectively. The Thermal Energy Division achieved expectations in the quarter.

Credit Rating Upgrade

Subsequent to quarter end, Standard & Poor’s Ratings Services raised its long-term corporate credit rating on APUC, APCo and Liberty Utilities to ‘BBB’ from ‘BBB-’. As well, Standard & Poor’s raised its global scale and Canada scale preferred stock ratings on APUC to ‘BB+’ and ‘P-3 (High)’ from ‘BB’ and ‘P-3’, respectively.

According to Standard & Poor’s, the upgrade reflects a significant increase in regulated cash flow from Liberty Utilities owing to a number of acquisitions in the past 18 months, as well as an expectation that adjusted funds from operations-to-debt levels will continue to increase in the near-to-medium term. Standard & Poor’s has also provided a stable outlook for the company owing to the assessment of relatively stable cash flows, supported by regulated cash flow from Liberty’s regulated utility business, and APCo’s largely contracted power asset portfolio.

The rating is expected to facilitate broader access to the debt capital markets, lower credit charges and a lower overall cost of capital.

Related party transactions

In 2011, the Board formed an independent committee (“Independent Board Committee”) and initiated a process to review all of the remaining historic business associations with APUC’s Chief Executive Officer (“CEO”) and Vice-Chair with an objective to reduce and/or eliminate these relationships.

The process initiated in 2011 has now been completed and all related party transactions between APUC and the CEO and Vice Chair have been resolved to the satisfaction of the Independent Board Committee and the Board. The resolution of the related party matters is described in more detail later in this MD&A under “Related Party Transactions”.

Liberty Utilities Highlights

Agreement to Acquire New England Gas System

On February 11, 2013, Liberty Utilities entered into an agreement with The Laclede Group, Inc. (“Laclede”) to assume Laclede’s rights to purchase the assets of New England Gas Company (the “New England Gas System”) from an affiliate of Southern Union Company. New England Gas System is a natural gas distribution utility serving over 50,000 active connections in Massachusetts. The acquisition is subject to certain approvals and conditions, including state and federal regulatory approval, and is expected to close in the fourth quarter of 2013. The results of the New England Gas System will be reported in the Liberty Utilities (East) region upon completion of the transaction.

Total consideration for the utility asset purchase is approximately U.S. $74 million, subject to working capital and closing adjustments. The acquisition will be funded using a targeted 52% equity, 48% debt capital structure and will include the assumption of U.S. $19.5 million of existing debt.

U.S. Debt Private Placement

On July 31, 2013, Liberty Utilities issued U.S. $125 million of debt through a private placement in the U.S. The financing is the third series of notes issued pursuant to Liberty Utilities’ master indenture. The notes are senior unsecured with an average life maturity of approximately ten years and a weighted average coupon of 3.81%. The proceeds of the private placement financing were used to repay the U.S. $100 million short term acquisition facility and reduce the drawn amount on Liberty’s revolving credit facility and for general corporate purposes.

Liberty Utilities Credit Facility

On September 30, 2013, Liberty Utilities increased the credit available under the senior unsecured revolving credit facility (the “Liberty Facility”) to U.S. $200 million from U.S. $100 million. Liberty Utilities expects its capital expenditures to be approximately $100 million in each of the next three years increasing its assets for regulatory purposes by approximately 5% annually. The larger credit facility increases Liberty Utilities liquidity as it executes on these near term organic growth opportunities. In addition to a larger credit facility, the tenor has been increased from three years to five years and several other terms under the facility, including pricing, have improved. The amended facility will now expire on September 30, 2018.

Granite State Electric System Rate Proceedings

In first quarter of 2013, Granite State Electric System filed a rate case with the New Hampshire Public Utilities Commission (“NHPUC”) seeking an increase in EBITDA of U.S. $13.0 million, and an additional U.S. $1.2 million increase in 2014 subject to the completion of certain capital projects. The filing is based on a 2012 test year, with revenues and expenses adjusted to reflect known and measurable changes. The case is expected to be concluded in mid-2014. In June 2013, Granite State received approval to implement interim rate tariffs which provide an annualized increase in revenues of U.S. $6.5 million. The interim rate increase is reflected in the third quarter results with net revenue at Granite State increasing 30% compared to 2012.

In a separate regulatory proceeding, on October 21, 2013, the NHPUC approved a settlement which provides for accelerated recovery of outstanding balances in the company’s storm fund by an amount of U.S. $1.0 million for a one year period.

Algonquin Power Co. Highlights

Energy From Waste Facility

During the quarter, the Company continued its strategic review of the Company’s business plan and opportunities available for its Energy from Waste (“EFW”) and Brampton Cogeneration Inc. (“BCI”) facilities. The review concluded that EFW and BCI are no longer considered strategic to the ongoing operations of the Company and that management should pursue options to divest the facilities. In the second quarter the net assets of the facilities have been written down to their estimated fair value less costs of sale. The operating results from these facilities are also disclosed as discontinued operations on the consolidated statements of operations and prior periods have been reclassified to conform to this presentation.

During the quarter the Company initiated discussions with several parties that have indicated an interest in acquiring the EFW and BCI facilities. The Company expects to conclude its negotiations prior to the end of the first quarter 2014.

2013 Nine Month Operating Results

Key Selected Nine Month Financial Information

	Nine months ended September 30,
(millions of dollars except per share information)	2013	2012
Revenue	$470.0	$209.9
Adjusted EBITDA [1,3]	159.4	63.6
Cash provided by operating activities	67.6	45.9
Adjusted funds from operations[1,3]	107.5	42.2
Net earnings attributable to Shareholders from continuing operations	42.5	6.6
Net earnings attributable to Shareholders	7.1	8.1
Adjusted net earnings[1,3]	41.7	12.2
Dividends declared to Common Shareholders	50.8	34.7
Weighted Average number of common shares outstanding	203,721,023	154,378,090
Per share
Basic net earnings from continuing operations	$0.19	$0.04
Basic net earnings	$0.02	$0.05
Adjusted net earnings[1,2,3]	$0.19	$0.08
Diluted net earnings	$0.02	$0.05
Cash provided by operating activities [1,2,3]	$0.31	$0.30
Adjusted funds from operations[1,2,3]	$0.51	$0.27
Dividends declared to Common Shareholders	$0.25	$0.22
Total Assets	3,156.4	1,967.1
Total Liabilities[4]	1,092.0	705.1

[1]	APUC uses adjusted EBITDA, adjusted net earnings and adjusted funds from operations to enhance assessment and understanding of the operating performance of APUC without the effects of certain accounting adjustments which are derived from a number of non-operating factors, accounting methods and assumptions.

[2]	APUC uses per share adjusted net earnings, cash provided by operating activities and adjusted funds from operations to enhance assessment and understanding of the performance of APUC.
[3]	Non-GAAP measure – see applicable section later in this MD&A and the caution regarding non-GAAP measures on page 1.
[4]	Long term debt includes current and long term portion of debt and convertible debentures.

For the nine months ended September 30, 2013, APUC experienced an average U.S. exchange rate of approximately 1.0234 as compared to 1.0020 in the same period in 2012. As such, any period over period variance in revenue or expenses, in local currency, at any of APUC’s U.S. entities are affected by a change in the average exchange rate, upon conversion to APUC’s reporting currency.

For the nine months ended September 30, 2013, APUC reported total revenue of $470.0 million as compared to $209.9 million during the same period in 2012, an increase of $260.1 million. The major factors resulting in the increase in APUC revenue in the nine months ended September 30, 2013 as compared to the corresponding period in 2012 are set out as follows:

Nine months ended September 30, 2013
(Millions)
Comparative Prior Period Revenue	$209.9
Significant Changes:
Liberty Utilities:
West – Implementation of decoupling mechanism and increased customer demand	3.8
Central – Revenue increase due to Midwest Gas Systems, and Pine Bluff Water System acquisitions	54.0
East – Additional revenue due to EnergyNorth Gas System, Granite State Electric System, and Columbus/Gainesville Gas System acquisitions	143.7
APCo:
Renewable:
Acquisition of Sandy Ridge, Minonk, Senate and Shady Oaks Wind Facilities (collectively, the “U.S. Wind Facilities”)	38.4
Sale of Renewable Energy Credits generated from the U.S. Wind Facilities	3.5
Hydro – Increased hydrology resources and business interruption proceeds	3.4
St Leon I Wind Facility – Decreased wind resource	(1.0)
St Leon II Wind Facility – Revenue increase from expansion	1.7
Thermal:
Sanger Facility – Increase due to planned shutdown in 2012	4.1
Impact of the stronger U.S. dollar	6.8
Other	1.7

Current Period Revenue	$470.0

A more detailed discussion of these factors is presented within the business unit analysis.

Adjusted EBITDA in the nine months ended September 30, 2013 totalled $159.4 million as compared to $63.6 million during the same period in 2012, an increase of $95.8 million.

The increase in Adjusted EBITDA was primarily due to increased revenues from EnergyNorth Gas System, Granite State Electric System, Midwest Gas System, U.S. Wind Facilities, and Columbus/Gainesville Gas System acquisitions, and increased demand and higher rates at the Liberty Utilities (West)’s electric distribution utility. A more detailed analysis of these factors is presented within the reconciliation of Adjusted EBITDA to net earnings (see Non-GAAP Performance Measures).

For the nine months ended September 30, 2013, net earnings attributable to Shareholders from continuing operations totalled $42.5 million as compared to $6.6 million during the same period in 2012, an increase of $35.9 million. Net income per share from continuing operations was $0.19 for the nine months ended September 30, 2013, as compared to net income per share of $0.04 during the same period in 2012.

The increase in net earnings from continuing operations attributable to Shareholders for the nine months ended September 30, 2013 was due to $84.1 million increased earnings from operating facilities, $1.4 million due to a stronger U.S. dollar, $1.2 million in increased interest, dividend and other income, $4.9 million in decreased acquisition costs, $2.7 million in increased gains from derivative instruments, and $8.6 million in decreased allocations of earnings to non-controlling interests as compared to the same period in 2012. These items were partially offset by $36.4 million increased depreciation and amortization expense, $4.1 million related to increased administration charges, $14.5 million in higher interest expense, $0.1 in losses on sale of assets, and $11.9 million in higher tax expense.

For the nine months ended September 30, 2013, net earnings (including discontinued operations) attributable to Shareholders totalled $7.1 million as compared to $8.1 million during the same period in 2012, a decrease of $1.0 million and primarily due to the write down in the carrying value of the EFW and BCI Facilities of $26.1 million. Net income per share totalled $0.02 for the nine months ended September 30, 2013, as compared to net income per share of $0.05 during the same period in 2012.

During the nine months ended September 30, 2013, cash generated by operating activities totalled $67.6 million or $0.31 per share as compared to cash provided by operating activities of $45.9 million or $0.30 per share during the same period in 2012. During the nine months ended September 30, 2013, adjusted funds from operations totalled $107.5 million or $0.51 per share as compared to adjusted funds from operations of $42.2 million, or $0.27 per share during the same period in 2012. A more detailed analysis of these factors is presented within the reconciliation of Adjusted Funds from operations to cash flow from operations set out below (see Non-GAAP Performance Measures).

Cash per share provided by operating activities and per share adjusted funds from operations are non-GAAP measures. Per share cash provided by operating activities and per share adjusted funds from operations are not substitute measures of performance for earnings per share. Amounts represented by per share cash provided by operating activities and per share adjusted funds from operations do not represent amounts available for distribution to shareholders and should be considered in light of various charges and claims against APUC.

2013 Third Quarter Operating Results

Key Selected Third Quarter Financial Information

	Three months ended September 30,
(millions of dollars except per share information)	2013	2012
Revenue	$127.9	$93.0
Adjusted EBITDA 1, [3]	40.5	20.8
Cash provided by operating activities	14.9	17.5
Adjusted funds from operations1, [3]	22.6	12.6
Net earnings attributable to Shareholders from continuing operations	6.3	(0.6)
Net earnings attributable to Shareholders	6.0	(0.2)
Adjusted net earnings1, [3]	6.9	1.1
Dividends declared to Common Shareholders	17.5	13.1
Weighted Average number of common shares outstanding	205,527,475	168,977,490
Per share
Basic net earnings from continuing operations	$0.02	$—
Basic net earnings	$0.02	$—
Adjusted net earnings1, [2,3]	$0.03	$0.01
Diluted net earnings	$0.02	$—
Cash provided by operating activities 1, [2,3]	$0.07	$0.10
Adjusted funds from operations1, [2,3]	$0.10	$0.07
Dividends declared to Common Shareholders	$0.09	$0.08

[1]	APUC uses adjusted EBITDA, adjusted net earnings and adjusted funds from operations to enhance assessment and understanding of the operating performance of APUC without the effects of certain accounting adjustments which are derived from a number of non-operating factors, accounting methods and assumptions.
[2]	APUC uses per share adjusted net earnings, cash provided by operating activities and adjusted funds from operations to enhance assessment and understanding of the performance of APUC.
[3]	Non-GAAP measure – see applicable section later in this MD&A and the caution regarding non-GAAP measures on page 1.

For the three months ended September 30, 2013, APUC experienced an average U.S. exchange rate of approximately 1.0382 as compared to 0.9949 in the same period in 2012. As such, any quarter over quarter variance in revenue or expenses, in local currency, at any of APUC’s U.S. entities are affected by a change in the average exchange rate, upon conversion to APUC’s reporting currency.

For the three months ended September 30, 2013, APUC reported total revenue of $127.9 million as compared to $93.0 million during the same period in 2012, an increase of $34.9 million. The major factors resulting in the increase in APUC revenue in the three months ended September 30, 2013 as compared to the corresponding period in 2012 are set out as follows:

Three months ended September 30, 2013
(Millions)
Comparative Prior Period Revenue	$93.0
Significant Changes:
Liberty Utilities:
West – Implementation of decoupling mechanism and increased customer demand	0.7
Central – Revenue increase due to Midwest Gas Systems, and Pine Bluff Water System acquisitions	5.7
East – Additional revenue due to EnergyNorth Gas System, Granite State Electric System, and Columbus/Gainesville Gas System acquisitions	11.4
APCo:
Renewable:
Hydro – Increased hydrology resources and business interruption proceeds	3.1
Acquisition of US Wind Facilities	7.7
Sale of Renewable Energy Credits generated from the U.S. Wind Facilities	1.0
St Leon Wind Facilities – Decreased wind resources	(0.7)
Tinker/AES – Increased rates at AES and increased production at the Tinker Hydro facility	0.4
Thermal:
Sanger Facility – Increase due to planned shutdown in 2012	1.0
Impact of the stronger U.S. dollar	2.9
Other	1.7

Current Period Revenue	$127.9

A more detailed discussion of these factors is presented within the business unit analysis.

Adjusted EBITDA in the three months ended September 30, 2013 totalled $40.5 million as compared to $20.8 million during the same period in 2012, an increase of $19.7 million.

The increase in Adjusted EBITDA was primarily due to increased revenues from EnergyNorth Gas System, Granite State Electric System, Midwest Gas System, U.S. Wind Facilities, and Columbus/Gainesville Gas System acquisitions, and increased demand and higher rates at the Liberty Utilities (West)’s electric distribution utility. A more detailed analysis of these factors is presented within the reconciliation of Adjusted EBITDA to net earnings (see Non-GAAP Performance Measures). A more detailed analysis of these factors is presented within the reconciliation of Adjusted EBITDA to net earnings (see Non-GAAP Performance Measures).

For the three months ended September 30, 2013, net earnings attributable to Shareholders from continuing operations totalled $6.3 million as compared to a loss of $0.6 million during the same period in 2012, an increase of $6.9 million. Net income per share from continuing operations was $0.02 for the three months ended September 30, 2013, as compared to net income per share of $0.00 during the same period in 2012.

The increase in net earnings from continuing operations attributable to Shareholders for the three months ended September 30, 2013 was due to $19.0 million increased earnings from operating facilities, $0.5 million due to a stronger U.S. dollar, $0.4 million in increased interest, dividend and other income, $1.5 million in decreased acquisition costs, $0.1 million in increased gains from derivative instruments, $2.1 million in decreased allocations of earnings to non-controlling interests as compared to the same period in 2012. These items were partially offset by $9.3 million increased depreciation and amortization expense, $1.8 million related to increased administration charges, $4.3 million in higher interest expense, $0.1 in losses on sale of assets, and $1.3 million in higher tax expense.

For the three months ended September 30, 2013, net income (including discontinued operations) attributable to Shareholders totalled $6.0 million as compared to net loss attributable to Shareholders of $0.2 million during the same period in 2012,an increase of $6.2 million, predominantly due to the discontinuance of the EFW Facility. Net income per share totalled $0.02 for the three months ended September 30, 2013, as compared to net loss per share of $0.00 during the same period in 2012.

During the three months ended September 30, 2013, cash generated by operating activities totalled $14.9 million or $0.07 per share as compared to cash provided by operating activities of $17.5 million, or $0.10 per share during the same period in 2012. During the three months ended September 30, 2013, adjusted funds from operations totalled $22.6 million or $0.10 per share as compared to adjusted funds from operations of $12.6 million, or $0.07 per share during the same period in 2012. A more detailed analysis of these factors is presented within the reconciliation of Adjusted Funds from operations to cash flow from operations set out below (see Non-GAAP Performance Measures).

Cash per share provided by operating activities and per share adjusted funds from operations are non-GAAP measures. Per share cash provided by operating activities and per share adjusted funds from operations are not substitute measures of performance for earnings per share. Amounts represented by per share cash provided by operating activities and per share adjusted funds from operations do not represent amounts available for distribution to shareholders and should be considered in light of various charges and claims against APUC.

Outlook

APUC expects operational results for power generation in the third quarter of 2013 to reflect long-term average resource conditions for hydroelectric and wind power generation. Third quarter results will also continue to reflect growth from the acquisition of its newly acquired U.S. wind farms.

APUC expects continuing modest customer growth throughout its existing regulated utilities service territories in 2013 and that utility operations will meet APUC’s expectations for the fourth quarter of 2013. APUC expects to complete the acquisition of New England Gas in the fourth quarter adding over 50,000 customers and $74 million of utility assets to Liberty Utilities.

APCo: Renewable Energy Division

	Long Term Average	Three months ended September 30,		Long Term Average	Nine months ended September 30,
	Resource	2013	2012	Resource	2013	2012
Performance (GW-hrs sold)
Hydro Facilities:
Ontario[7]	34.3	26.7	20.3	107.2	51.1	88.1
Quebec	62.0	58.1	46.1	202.8	209.6	193.4
Maritime	24.1	55.3	7.6	132.1	165.2	101.5
Western	23.8	25.2	22.9	52.4	54.5	53.3

	144.2	165.3	96.9	494.5	480.4	436.3

Wind Facilities:
Manitoba	87.9	71.6	83.5	308.8	281.5	298.4
Saskatchewan[1]	19.9	15.0	16.9	63.9	56.3	62
Pennsylvania[2]	29.9	20.0	21.1	114.7	100.1	21.1
Illinois[3]	159.2	141.3	—	741.2	667.3	—
Texas[4]	91.7	90.4	—	380.4	390.7	—

	388.6	338.3	121.5	1,609.0	1,495.9	381.5

Total	532.8	503.6	218.4	2,103.5	1,976.3	817.8

Revenue[5]		(millions)	(millions)		(millions)	(millions)
Energy sales		$28.6	$17.6		$105.3	$61.4
Less:
Cost of Sales – Energy[6]		(1.6)	(3.2)		(5.1)	(7.2)

Net Energy Sales		$27.0	$14.4		$100.2	$54.2
Other Revenue		1.8	0.4		4.5	1.2

Total Net Revenue		$28.8	$14.8		$104.7	$55.4
Operating expenses		(10.5)	(5.6)		(28.9)	(16.0)
Interest and Other income		0.4	0.5		1.4	1.5
HLBV Income/(Loss)		1.0	(1.2)		13.6	(1.2)

Division operating profit		$19.7	$8.5		$90.8	$39.7

[1]	APUC does not consolidate the operating results from this facility in its financial statements. Production from the facility is included as APUC manages the facility under contract and has an option to acquire a 75% equity interest in the facility in 2016.
[2]	Represents the operations of Sandy Ridge Wind Facility which was acquired on July 1, 2012.
[3]	Represents the operations of Minonk and Shady Oaks Wind Facilities acquired on December 10, 2012, and January 1, 2013, respectively. Production at the Shady Oaks Facility has been subject to congestion related curtailment by the independent system operator but where compensation is expected to be received for lost energy sales.
[4]	Represents the operations of Senate Wind Facility acquired on December 10, 2012.
[5]	While most of APCo’s PPAs include annual rate increases, a change to the weighted average production levels resulting in higher average production from facilities that earn lower energy rates can result in a lower weighted average energy rate earned by the division, as compared to the same period in the prior year.
[6]	Cost of Sales – Energy consists of energy purchases by Algonquin Energy Services (“AES”) which is resold to its retail and industrial customers. Under GAAP, in APUC’s unaudited interim consolidated Financial Statements, these amounts are included in operating expenses.
[7]	APCo’s Long Sault hydro facility was offline during most of the first nine months of 2013. See below for additional commentary.

2013 Nine Month Operating Results

Production data, revenue and expenses have been adjusted to remove the results of the New York and New England regional assets which are now disclosed as discontinued operations. See Financial Statement note 15 for details.

For the nine months ended September 30, 2013, the Renewable Energy Division produced 1,976.3 GW-hrs of electricity, as compared to 817.8 GW-hrs produced in the same period in 2012, an increase of 142%. The increased generation is primarily due to the acquisition of Sandy Ridge, Minonk, Senate, and Shady Oaks Wind Facilities. This level of production represents sufficient renewable energy to supply the equivalent of 146,400 homes on an annualized basis with renewable power. Using new standards of thermal generation, as a result of renewable energy production, the equivalent of 1,449,300 tons of CO2 gas was prevented from entering the atmosphere in the first nine months of 2013.

Adjusting for the effect of the unplanned outage at APCo’s Long Sault generating station, during the nine months ended September 30, 2013, the division generated electricity equal to 96% of long-term projected average resources (wind and hydrology) as compared to 96% during the same period in 2012. As a result, the division’s operating profit for the nine months ended September 30, 2013 is $5.5 million lower than what would have been generated had the facilities achieved their expected long term average production. In the first nine months of 2013, the Maritime region’s operating facilities produced 25% above long-term average resources; while the Quebec, Western, and Texas regions produced 3% to 4% higher than long-term average resources. The Manitoba, Saskatchewan, Pennsylvania, and Illinois regions experienced resources slightly lower than long-term average resources, producing 9% to 13% below long-term average resources. The Ontario region was 17% below long-term average resources.

For the nine months ended September 30, 2013, revenue from energy sales in the Renewable Energy Division totalled $105.3 million, as compared to $61.4 million during the same period in 2012. As the purchase of energy by the Energy Services Business is a significant revenue driver and component of variable operating expenses, the division compares ‘net energy sales’ (energy sales revenue less energy purchases) as a more appropriate measure of the division’s sales results. For the nine months ended September 30, 2013, net revenue from energy sales in the Renewable Energy Division totalled $100.2 million, as compared to $54.1 million during the same period in 2012.

Revenue from generation at APCo’s hydro facilities located in the Ontario (excluding Long Sault), Quebec and Western regions increased by $3.1 million primarily as a result of better hydrology in the Quebec Region and Dickson Dam. Lost production from the unplanned shutdown at the Long Sault generating facility in Ontario resulted in decreased revenues of $4.5 million which was largely covered by business interruption insurance claim proceeds. Revenue from APCo’s hydro facility located in the Maritime region increased by $0.2 million primarily due to a $1.8 million increase in production due to better hydrology, offset by a $1.6 million decrease in weighted average energy rates, as compared to the same period in 2012.

Revenue from APCo’s wind facilities located in the Manitoba region increased $0.8 million due primarily to $1.7 million from the expansion of St. Leon wind facility, offset partially by $0.9 million due to lower wind resources. Revenues from APCo’s Sandy Ridge wind facility located in the Pennsylvania region increased $3.4 million as compared to the same period in 2012 as the facility was acquired on July 1, 2012. APCo’s wind facilities located in the Texas and Illinois regions produced revenue of $35.9 million.

Revenue at AES increased $0.5 million or 1.7% primarily due to increased customer load served. Revenue at AES primarily consists of wholesale deliveries to local electric utilities, retail sales to commercial and industrial customers in Northern Maine, merchant sales of production in excess of committed customer deliveries from the Tinker Facility and other revenue.

For the nine months ended September 30, 2013, energy purchase costs by AES totalled $5.1 million as compared to $7.2 million during the same period in 2012, a decrease of $2.1 million. AES’ decreased energy purchase costs for the nine months ended September 30, 2013 was primarily due to a lower volume of energy purchases from external suppliers due to increased power supplied from the Tinker facility, partially offset by higher average prices. During this period, AES purchased approximately 50.7 GW-hrs of energy at market and fixed rates averaging U.S. $98 per MW-hr. During the nine months, the Maritime region generated approximately 75% of the energy required to service its customers as well as AES’ customers, as compared to 41% in the same period in 2012.

For the nine months ended September 30, 2013, other revenue totalled $4.5 million, as compared to $1.2 million in the same period in 2012, representing an increase of $3.3 million. The increase is primarily attributed to Renewable Energy Credit revenue earned at the Sandy Ridge, Minonk, Senate and Shady Oaks wind facilities.

The Red Lily I wind farm located in Saskatchewan produced 56.3 GW-hrs of electricity for the nine months ended September 30, 2013. APCo’s economic return from its investment in Red Lily currently comes in the form of interest payments, fees and other charges and is not reflected in revenue from energy sales. Under the terms of the agreements, APCo has the right to exchange these contractual and debt interests in Red Lily I for a direct 75% equity interest in 2016. For the nine months ended September 30, 2013, APCo earned fees and interest payments from Red Lily in the total amount of $2.1 million.

For the nine months ended September 30, 2013, operating expenses excluding energy purchases totalled $28.9 million, as compared to $16.0 million during the same period in 2012, an increase of $12.9 million. The higher expenses were primarily due to the newly acquired Sandy Ridge, Senate, Minonk, and Shady Oaks Wind Facilities partially offset by lower lease and water usage costs at the Long Sault and Cote St. Catherine hydro facilities.

For the nine months ended September 30, 2013, interest and other income totalled $1.4 million, as compared to $1.5 million in the same period in 2012. Interest and other income primarily consist of interest related to the senior and subordinated debt interest in Red Lily I. This amount is included as part of APCo’s earnings from its investment in Red Lily I, as discussed above.

Hypothetical Liquidation at Book Value (“HLBV”) income represents the value of the net tax attributes generated by APCo in the period from certain of its U.S. wind power generation facilities. The value of net tax attributes generated in the first nine months amounted to approximately $13.6 million.

For the nine months ended September 30, 2013, the Renewable Energy Division’s operating profit totalled $90.8 million, as compared to $39.7 million during the same period in 2012, representing an increase of $51.1 million. As a result of the stronger U.S. dollar, operating profit increased by $0.7 million.

2013 Third Quarter Operating Results

For the quarter ended September 30, 2013, the Renewable Energy Division produced 503.6 GW-hrs of electricity, as compared to 218.4 GW-hrs produced in the same period in 2012, an increase of 131%. The increased generation is primarily due to the acquisition of the Minonk, Senate, and Shady Oaks Wind Facilities. This level of production represents sufficient renewable energy to supply the equivalent of 112,000 homes on an annualized basis with renewable power. Using new standards of thermal generation, as a result of renewable energy production, the equivalent of 277,000 tons of CO2 gas was prevented from entering the atmosphere in the third quarter of 2013.

Adjusting for the effect of the unplanned outage at APCo’s Long Sault generating station during the quarter ended September 30, 2013, the division generated electricity equal to 95% of long-term projected average resources (wind and hydrology) as compared to 83% during the same period in 2012. As a result, the division’s operating profit for the quarter ended September 30, 2013 is $3.9 million lower than what would have been generated had the facilities achieved their expected long term average production. In the third quarter of 2013, the Maritime region’s operating facilities produced 130% above long-term average resources; Western region produced 6% above the long-term average resources; Quebec, Illinois and Texas regions produced 1% to 11% lower than long-term average resources, with Minonk producing 91.1 GW-hrs in the third quarter. The Saskatchewan, Manitoba and Pennsylvania regions experienced resources 19% to 33% below long-term average resources. The Ontario region was 40% below long-term average resources.

For the quarter ended September 30, 2013, revenue from energy sales in the Renewable Energy Division totalled $28.6 million, as compared to $17.6 million during the same period in 2012. As the purchase of energy by the Energy Services Business is a significant revenue driver and component of variable operating expenses, the division compares ‘net energy sales’ (energy sales revenue less energy purchases) as a more appropriate measure of the division’s sales results. For the quarter ended September 30, 2013, net revenue from energy sales in the Renewable Energy Division totalled $27.0 million, as compared $14.4 million during the same period in 2012.

Revenue from generation at APCo’s hydro facilities located in the Ontario (excluding Long Sault), Quebec and Western regions increased by $1.7 million due to a 27% increase in production primarily a result of better hydrology in the Quebec region and a 6.6% increase in weighted average energy rates as compared to the same period in 2012. The Long Sault generating facility in Ontario, returned to full operation in the third quarter resulting in an increase of $0.1 million as compared to the same period in 2012. Revenue from APCo’s hydro facility located in the Maritime region increased $0.4 million primarily due to a $0.8 million increase in production offset by a $0.4 million decrease in weighted average energy rates.

Revenue from APCo’s wind facilities located in the Manitoba region decreased $0.7 million due to lower wind resources at St. Leon wind facility. Revenues from APCo’s Sandy Ridge wind facility located in the Pennsylvania region increased $0.1 million. Revenue from APCo’s wind facilities located in the Texas and Illinois regions which are comprised of the US Wind Facilities acquired in the fourth quarter of 2012 and first quarter of 2013 produced revenue of $8.0 million.

For the three month ended September 30, 2013, revenue at AES is consistent with the same period in 2012 at $4.6 million. Revenue at AES primarily consists of wholesale deliveries to local electric utilities, retail sales to commercial and industrial customers in Northern Maine, merchant sales of production in excess of committed customer deliveries from the Tinker Facility and other revenue.

For the quarter ended September 30, 2013, energy purchase costs by AES totalled $1.6 million as compared to $3.2 million during the same period in 2012, a decrease of $1.6 million. AES’ decreased energy purchase costs for the quarter ended September 30, 2013 was primarily due to a lower volume of energy purchases from external suppliers, partially offset by higher average prices. During this period, AES purchased approximately 16.8 GW-hrs of energy at market and fixed rates averaging U.S. $90 per MW-hr. During the quarter, the Maritime region generated approximately 76% of the load required to service its customers as well as AES’ customers, as compared to 16% in the same period in 2012.

For the quarter ended September 30, 2013, other revenue totalled $1.8 million, as compared to $0.4 million in the same period in 2012, representing an increase of $1.4 million. The increase is primarily attributed to Renewable Energy Credit revenue earned at the Minonk, Sandy Ridge, Senate and Shady Oaks wind facilities.

The Red Lily I wind farm located in Saskatchewan produced 15.0 GW-hrs of electricity for the quarter ended September 30, 2013. APCo’s economic return from its investment in Red Lily currently comes in the form of interest payments, fees and other charges and is not reflected in revenue from energy sales. Under the terms of the agreements, APCo has the right to exchange these contractual and debt interests in Red Lily I for a direct 75% equity interest in 2016. For the quarter ended September 30, 2013, APCo earned fees and interest payments from Red Lily in the total amount of $0.9 million.

For the quarter ended September 30, 2013, operating expenses excluding energy purchases totalled $10.5 million, as compared to $5.6 million during the same period in 2012, an increase of $4.9 million. The increase was primarily driven by the increase in costs as a result of the newly acquired Senate, Minonk, and Shady Oaks Wind Facilities.

For the quarter ended September 30, 2013, interest and other income totalled $0.4 million, consistent with the same period in 2012. Interest and other income primarily consist of interest related to the senior and subordinated debt interest in Red Lily I. This amount is included as part of APCo’s earnings from its investment in Red Lily I, as discussed above.

Hypothetical Liquidation at Book Value (“HLBV”) income represents the value of net tax attributes generated by APCo in the period from certain of its U.S. wind power generation facilities. The value of net tax attributes recognized in the third quarter amounted to approximately $1.0 million. The lower tax attributes recognized in the third quarter compared to the first and second quarter is due to lower energy production at the U.S. wind farms eligible for Production tax Credits.

For the quarter ended September 30, 2013, the Renewable Energy Division’s operating profit totalled $19.7 million, as compared to $8.5 million during the same period in 2012, representing an increase of $11.2 million. As a result of the stronger U.S. dollar operating profit increased by $0.3 million.

APCo: Thermal Energy Division

	Nine months ended September 30,			Nine months ended September 30,
	2013			2012
	Windsor Locks	Sanger	Total	Windsor Locks	Sanger	Total
Performance
(GW-hrs sold)	86.5	101.7	188.2	154.9	64.9	219.8
Performance
(steam sales – billion lbs)	461.7	—	461.7	426.9	—	426.9

(all amounts in millions)
Revenue
Energy/steam sales	$13.0	$13.0	$26.0	$12.7	$9.1	$21.8
Less:
Cost of Sales – Fuel	(8.1)	(4.4)	(12.5)	(8.4)	(1.7)	(10.1)

Net Energy/Steam Sales	$4.9	$8.6	$13.5	$4.3	$7.4	$11.7
Other revenue	0.3	1.4	1.7	0.1	0.9	1.0

Total net revenue	$5.2	$10.0	$15.2	$4.4	$8.3	$12.7
Expenses
Operating expenses	(2.8)	(3.7)	(6.5)	(3.7)	(2.8)	(6.5)

Facility operating profit	$2.4	$6.3	$8.7	$0.7	$5.5	$6.2

Interest and other income			0.1			0.2

Divisional operating profit			$8.8			$6.4

APCo’s Sanger and Windsor Locks generation facilities purchase natural gas from different suppliers and at prices based on different regional hubs. As a result, the average landed cost per unit of natural gas will differ between facility and regional changes in the average landed cost for natural gas may result in one facility showing increasing costs per unit while the other shows decreasing costs, as compared to the same period in the prior year. Total natural gas expense will vary based on the volume of natural gas consumed and the average landed cost of natural gas for each MMBTU.

2013 Nine Month Operating Results

Production data, revenue and expenses have been adjusted to remove the results of the EFW Facility which are now disclosed as discontinued operations. See Financial Statement note 15 for details.

For the nine months ended September 30, 2013, the Thermal Energy Division produced 188.2 GW-hrs of energy as compared to 219.8 GW-hrs of energy in the comparable period of 2012. The decrease in energy production was due primarily to the installation of the new Titan turbine which is a smaller, more efficient turbine, sized to optimize the energy and steam requirements of the steam host, and to minimize exposure of the facility to the ISO NE electricity market, compared to the larger Frame 6 turbine that was operating in previous years. This is partially offset by an increased production at Sanger as a result of a planned outage during the nine months ended September 30, 2012.

For the nine months ended September 30, 2013, the Thermal Division’s operating profit was $8.8 million, as compared to $6.4 millions during the same period in 2012. The Windsor Locks facility contributed $2.4 million, while the Sanger facility contributed $6.3 million of operating profit during the nine months ended September 30, 2013 as compared to $0.7 million and $5.5 million, respectively, during the same period in the prior year. As a result of the stronger U.S. dollar, operating profit increased by $0.4 million. Detailed results of each facility are described below.

Windsor Locks

For the nine months ended September 30, 2013, the Windsor Locks facility sold 461.7 billion lbs of steam as compared to 426.9 billion lbs of steam in the comparable period of 2012.

Energy/Steam revenues at the Windsor Locks facility were $13.0 million as compared to $12.7 million in the same period in 2012. The increase in electricity/steam sales is attributed to a higher average price for gas and higher steam production driven by increased customer demand, partially offset by the lower electrical energy production as a result of the newly installed, smaller, more efficient Titan turbine. Natural gas costs for the period were $8.1 million as compared to $8.4 million in the same period in 2012. The decrease in natural gas costs is due to a $2.4 million decrease in the volume of gas consumed as a result of the newly installed, smaller Titan turbine offset by a $2.1 million increase in the average landed cost of natural gas. As natural gas expense is a significant revenue driver and component of operating expenses, the division compares ‘net energy sales revenue’ (energy sales revenue less natural gas expense) as an appropriate measure of the division’s results. For the nine months ended September 30, 2013, net energy / steam sales revenue at the Windsor Locks facility totalled $4.9 million, as compared to $4.3 million during the same period in 2012, an increase of $0.6 million. Operating expenses, excluding natural gas costs were $2.8 million as compared to $3.7 million in the same period in 2012. The decrease in operating expenses was primarily due to the reduced electricity purchases. In 2012, during the planned shutdown, the Windsor Locks facility was required to purchase all the electricity requirements for its customers; this additional expense was not required in the current year. The Windsor Locks facility’s resulting net operating income for the nine months ended September 30, 2013 was $2.4 million as compared to $0.7 million in the same period in 2012, an increase of $1.7 million.

Sanger

The Sanger facility’s operating profit was driven by electrical/thermal energy sales of $13.0 million as compared to $9.1 million in the same period in 2012, an increase of $3.9 million. The increase in electrical/ thermal energy is primarily a result of the Sanger facility being offline due to a planned outage for three months during the same period in the prior year. The return to operation resulted in an increase of $1.4 million due to increased electrical energy production, and $2.6 million in increased billing rates, as compared to the same period in 2012. Capacity revenues remained unchanged at $6.6 million. Gas costs for the period were $4.4 million as compared to $1.7 million in the same period in 2012. The increase in gas costs is due to an increase in the volume of natural gas consumed, and a 63% increase in the average cost of natural gas per MMBTU. As natural gas expense is a significant revenue driver and component of operating expenses, the division compares ‘net energy sales revenue’ (electricity/thermal energy sales revenue less natural gas expense) as an appropriate measure of the division’s results. For the nine months ended September 30, 2013, net electricity/thermal energy sales revenue at the Sanger facility totalled $8.6 million, as compared to $7.4 million during the same period in 2012, an increase of $1.2 million. Operating expenses, excluding natural gas costs were $3.7 million as compared to $2.8 million in the same period in 2012. The increase in operating expenses was due to the Sanger Facility operating for the nine months ended September 30, 2013, as opposed to being offline for three months during the same period in 2012. The Sanger facility’s resulting net operating income for the nine months ended September 30, 2013 was $6.3 million, as compared to $5.5 million during the same period in 2012, an increase of $0.8 million.

2013 Third Quarter Operating Results

	Three months ended September 30,			Three months ended September 30,
	2013			2012
	Windsor Locks	Sanger	Total	Windsor Locks	Sanger	Total
Performance
(GW-hrs sold)	28.6	34.8	63.4	35.9	35.3	71.2
Performance
(steam sales – billion lbs)	116.3		116.3	126.3	—	126.3

(all amounts in millions)
Revenue
Energy/steam sales	$3.5	$5.8	$9.3	$3.3	$4.7	$8.0
Less:
Cost of Sales – Fuel	(2.0)	(1.5)	(3.5)	(2.1)	(1.0)	(3.1)

Net Energy/Steam Sales	$1.5	$4.3	$5.8	$1.2	$3.7	$4.9
Revenue
Other revenue	—	0.5	0.5	0.1	0.5	0.6

Total net revenue	$1.5	$4.8	$6.3	$1.3	$4.2	$5.5
Expenses
Operating expenses	(0.3)	(0.9)	(1.2)	(1.0)	(1.1)	(2.1)

Facility operating profit	$1.2	$3.9	$5.1	$0.3	$3.1	$3.4

Interest and other income			0.3			(0.3)

Division operating profit			$5.4			$3.1

Production data, revenue and expenses have been adjusted to remove the results of the EFW facility which is now disclosed as discontinued operations. See Financial Statement note 15 for details.

For the three months ended September 30, 2013, the Thermal Energy Division produced 63.4 GW-hrs of electrical energy as compared to 71.2 GW-hrs of electrical energy in the comparable period of 2012. The decrease in electrical energy production at the Windsor Locks facility was primarily due to the installation of the new Titan turbine which is a smaller, more efficient turbine, sized to optimize the electricity and steam requirements of the steam host, and to minimize exposure of the facility to the ISO NE electricity market, compared to the larger Frame 6 turbine that was operating in previous years.

For the three months ended September 30, 2013, the Thermal Division’s operating profit was $5.4 million as compared to $3.1 million in the same period in 2012, an increase of $2.3 million. The Windsor Locks facility contributed $1.2 million, while the Sanger facility contributed $3.9 million of operating profit during the three months ended September 30, 2013 as compared to $0.3 million and $3.1 million, respectively during the same period in the prior year. As a result of the stronger U.S. dollar operating profit increased by $0.2 million. Detailed results of each facility are described below.

Windsor Locks

For the three months ended September 30, 2013, the Windsor Locks facility sold 116.3 billion lbs of steam as compared to 126.3 billion lbs of steam in the comparable period of 2012.

The Windsor Locks facility’s operating profit was driven by electricity/steam sales of $3.5 million as compared to $3.3 million in the same period in 2012. Gas costs for the period were $2.0 million as compared to $2.1 million in the same period in 2012. The decrease in gas costs is a result of a 4% increase on the average landed cost of natural gas per MMBTU offset by a 15% decrease in the volume of natural gas consumed, as compared to the same period in 2012. As natural gas expense is a significant revenue driver and component of operating expenses, the division compares ‘net energy sales revenue’ (energy sales revenue less natural gas expense)

as an appropriate measure of the division’s results. For the three months ended September 30, 2013, net electrical energy / steam sales revenue at the Windsor Locks facility totalled $1.5 million, as compared to $1.2 million during the same period in 2012, an increase of $0.3 million. Operating expenses, excluding natural gas costs were $0.3 million as compared to $1.0 million in the same period in 2012. The decrease in operating expenses was primarily due to $0.2 million reduced electricity purchases. In July & August 2012, Windsor Locks was shut down 20 days due to the installation of the Titan turbine and was required to purchase the electricity requirements for its customers. An additional $0.2 million decrease in operating expense is attributed to un-contracted Renewable Energy Credits generated but not yet sold. The Windsor Locks facility’s resulting net operating income for the three months ended September 30, 2013 was $1.2 million as compared to $0.3 million in the same period in 2012, an increase of $0.9 million.

Sanger

The Sanger facility’s operating profit was driven by electricity/thermal energy sales of $5.8 million as compared to $4.7 million in the same period in 2012, an increase of $1.1. The increase in electricity/thermal energy sales is attributed to $1.0 million in increased gas prices which is a pass through to customers as compared to the same period in 2012. Capacity revenues remained unchanged at $3.3 million. Gas costs for the period were $1.5 million as compared to $1.0 million in the same period in 2012. The increase in gas costs is due to an increase in the volume of natural gas consumed, and a 51% increase in the average cost of natural gas per MMBTU as compared to the same period in 2012. As natural gas expense is a significant revenue driver and component of operating expenses, the division compares ‘net energy sales revenue’ (electricity/thermal energy sales revenue less natural gas expense) as an appropriate measure of the division’s results. For the three months ended September 30, 2013, net electricity/ thermal energy sales revenue at the Sanger facility totalled $4.3 million, as compared to $3.7 million during the same period in 2012, an increase of $0.6 million. Operating expenses, excluding natural gas costs were $0.9 million as compared to $1.1 million in the same period in 2012. The increase in operating expenses was due to the increased cost of wood chips and other consumables in Dyna Fibers. The Sanger facility’s resulting net operating income for the three months ended September 30, 2013 was $3.9 million as compared to $3.1 million in the same period in 2012, an increase of $0.8 million.

APCo: Development Division

The Development Division works to identify, develop and construct new power generating facilities, as well as to identify, and acquire, operating projects that would be complementary and accretive to APCo’s existing portfolio.

Projects Currently in Development

APCo’s Development Division has successfully advanced a number of projects and has been awarded or acquired a number of power purchase agreements (“PPA”). The projects are as follows:

Project Name	Location	Size (MW)	Estimated Capital Cost	Commercial Operation	PPA Term	Production GW-hrs
Chaplin Wind [1]	Saskatchewan	177	$340.0	2016	25	720.0
Amherst Island [2]	Ontario	75	$230.0	2015	20	247.0
Val Eo 1,6,7	Quebec	24	$70.0	2015	20	66.0
Morse Wind [3,4]	Saskatchewan	23	$70.0	2015	20	93.0
St. Damase [1,5,7]	Quebec	24	$65.0	2014	20	78.7
Cornwall Solar [1,2]	Ontario	10	$45.0	2014	20	14.4

Total		333	$820.0			1,219.1

Notes:

1.	PPA signed
2.	FIT contract awarded
3.	Two 10 MW PPAs; one 5 MW PPA
4.	Comprised of three projects that are connected geographically and will be built simultaneously. All three projects were awarded PPAs under the province’s Green Options Partner Program (“GOPP”).

5.	The St. Damase project is being developed in two phases: Phase I of the project (24MW) will be erected in 2014 and the 101MW Phase II of the project will be constructed following evaluation of the wind resource at the site, completion of satisfactory permitting and entering into appropriate energy sales arrangements.
6.	The Val Eo project is being constructed in two phases: Phase I of the project (24MW) will be erected in 2015 and the 101MW Phase II of the project will be constructed following evaluation of the wind resource at the site, completion of satisfactory permitting and entering into appropriate energy sales arrangements.
7.	Size, Estimated Capital Costs, Commercial Operation Date, PPA Term and Production refer solely to Phase I of the St. Damase and Val Eo wind projects.

Project development updates for the quarter

A full description of APCo’s contracted development projects is contained in APUC’s annual MD&A. The following discussion provides updates on significant matters related to those projects.

Cornwall Solar

Construction of the project began during Q2 2013 commercial operation expected to commence in the first quarter of 2014. After completion of the design and start of construction, improvements in engineering layout and module capacity have led to an increase in annual energy production forecast from 13.4 GW-hrs/year to 14.4 GW-hrs/year.

Chaplin Wind

The Environmental Impact Assessment was submitted in third quarter of 2013 to the Environmental Assessment Branch, Saskatchewan Environment. Screening was completed, and a proposed layout was requested in order to provide a final determination. As a result of continuing development work, the expected capital costs of the project have been reduced to $340 million. To optimize the value of the tax attributes associated with the project, APCo intends to enter into a partnership agreement with a third party under a structure similar to that previously employed by APCo in respect of the Red Lily Wind project.

Amherst Island Wind

The Renewable Energy Approval (“REA”) application was submitted in April 2013. As a result of continuing delays on the part of the Ministry of the Environment, the approval of the REA is now anticipated to be received in the first quarter of 2014. Subject to receipt of the REA approval as expected, construction is expected to commence shortly thereafter; with a planned construction timeframe of 12 to 18 months. Completion is targeted to occur in the second half of 2015.

Saint-Damase Wind Project

The project’s social acceptance is strong and there will be no requirement for a public hearing under the auspices of the Bureau d’audiences publiques sur l’environnement (“BAPE”). The environmental impact assessment for the project has also been submitted and is under review with provincial ministerial approval anticipated in November 2013. APCo expects to enter into an agreement for the supply of wind turbines with Enercon Canada Inc. Preliminary construction work is planned for the fourth quarter of 2013 with a commercial operations date expected to occur in the fourth quarter of 2014. It is believed that the first 24MW phase of the Saint-Damase Wind Project will qualify as Canadian resource conservation expense and therefore the project will be entitled to a refundable tax credit equal to approximately $20.5 million. It is contemplated that a request for a power purchase agreement in respect of Phase II of the project will be submitted to Hydro Quebec pursuant to its current request for proposals.

Val-Eo Wind Project

It is believed that the first 24MW phase of the Val-Eo Wind Project will qualify as Canadian resource conservation expense and therefore the project will be entitled to a refundable tax credit equal to approximately $22.0 million. It is contemplated that a request for a power purchase agreement in respect of Phase II of the project will be submitted to Hydro Quebec pursuant to its current request for proposals.

APCo Outlook

The APCo Renewable Energy Division is expected to perform based on long-term average resource conditions for both wind and hydrology in the fourth quarter of 2013. In October 2012, APCo’s hydroelectric generating facility at Long Sault experienced an unplanned shut down. Three of four units at the facility were returned to service in the second quarter of 2013, with the final unit returned to full service during the third quarter of 2013. APCo expects its business interruption insurance to provide coverage for any lost revenues. The acquisition of an interest in the Minonk and Senate Wind Facilities (on December 10, 2012), and the Shady Oaks Wind Facility (on January 1, 2013) are expected to continue contributing additional revenue in 2013 compared to the revenues generated in the previous year.

Windsor Locks will operate in line with quarterly performance in the fourth quarter of 2013. Sanger is expected to operate in line with historic performance.

Based on the strategic review of the Company’s Energy from Waste (“EFW”) and Brampton Cogeneration Inc. (“BCI”) facilities conducted during the second quarter of 2013, management determined that these facilities were no longer considered strategic to the ongoing operations of the Company. Accordingly the Company is actively seeking to divest of the facilities. The nets assets of the facilities are now presented as assets held for sale on the unaudited interim Balance Sheet and are carried at their estimated fair value less costs of sale. The operating results from these facilities are also disclosed as discontinued operations on the consolidated statements of operations and prior periods have been reclassified to conform to this presentation.

On June 28, 2013, APCo divested of nine of ten small U.S. hydroelectric generating facilities that were no longer considered strategic to the ongoing operations of the Company. The tenth U.S. hydroelectric generating facility is expected to be sold in the fourth quarter of 2013. The operating results from these facilities are therefore disclosed as discontinued operations on the consolidated statements of operations and prior periods have been reclassified to conform to this presentation.

Liberty Utilities is a national diversified generation, distribution, and transmission utility providing rate regulated electricity, natural gas, water distribution and wastewater collection utility services in the U.S. Liberty Utilities’ strategy is to grow its business organically and through business development activities while using prudent acquisition criteria. The business focuses on driving maximum results by building constructive regulatory and customer relationships, and enhancing community connections.

Utility System Type	September 30, 2013		September 30, 2012
	Regulatory Assets	Connections	Regulatory Assets	Connections
	U.S. $		U.S. $
	(millions)		(millions)
Electricity	$268.8	91,500	$248.9	91,400
Natural Gas	569.4	232,500	385.4	169,000
Water and Wastewater	234.4	97,000	201.7	77,600

	$1,072.6	421,000	$836.0	338,000

Liberty Utilities reports the performance of its utility operations by geographic region – West, Central, and East.

The Liberty Utilities (West) region is currently comprised of regulated electrical and water distribution and wastewater collection utility systems and serves approximately 115,100 connections in the states of Arizona and California.

The Liberty Utilities (Central) region is comprised of regulated natural gas and water distribution and wastewater collection utility systems and serves approximately 113,500 connections in the states of Arkansas, Texas, Missouri, Illinois, and Iowa.

Liberty Utilities (East) region is comprised of regulated natural gas and electric distribution utility systems and serves approximately 192,400 connections located in the states of New Hampshire and Georgia.

Liberty Utilities: West Region

	Nine months ended
	September 30,
	2013	2012
Average Active Electric Connections For The Period
Residential	41,000	41,300
Commercial and Industrial	5,500	5,600
Total Average Active Electric Connections For The Period	46,500	46,900
Average Active Water Connections For The Period
Wastewater connections	30,600	29,600
Water distribution connections	33,800	33,000
Total Average Active Water Connections For The Period	64,400	62,600
Customer Usage (GW-hrs)
Residential	204.4	201.4
Commercial and Industrial	199.9	197.5
Total Customer Usage (GW-hrs)	404.3	398.9
Gallons Provided
Wastewater treated (millions of gallons)	1,241	1,225
Water sold (millions of gallons)	3,795	3,824
Total Gallons Provided	5,036	5,049

Liberty Utilities (West)’s increase in average water and wastewater connections during the period is primarily due to development within the service territory. During the nine months ended September 30, 2013, Liberty Utilities (West) provided approximately 3,795 million gallons of water to its customers and treated approximately 1,241 million gallons of wastewater as compared to 3,824 million gallons of water and 1,225 million gallons of wastewater during the same period in 2012.

For the nine months ended September 30, 2013, electricity usage at Liberty Utilities (West)’s electric utility (Calpeco Electric System) totalled 404.3 GW-hrs, as compared to 398.9 GW-hrs for the same period in 2012, an increase of 5.4 GW-hrs or 1%. This increase in usage was primarily due to colder weather in the first quarter of 2013 as compared to the warmer weather experienced in the same period a year ago. Under the base rate revenue decoupling mechanism approved by the California Public Utilities Commission (“CPUC”), which became effective on January 1, 2013, Calpeco Electric System’s base rate revenues will not be impacted by fluctuations in customer demand due to the variations in the weather conditions and changes in the number of customers. Instead, Calpeco Electric System is required to record 1/12 of its annual base rate revenue requirement each month. The electricity commodity continues to be passed through to Calpeco Electric System’s customers according to their consumption.

	Nine months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	U.S. $	U.S. $	Can $	Can $
	(millions)	(millions)	(millions)	(millions)
Water Assets for regulatory purposes	$181.5	$178.7
Electricity Assets for regulatory purposes	$173.0	$161.8
Revenue
Utility electricity sales and distribution	$55.7	$52.5	$57.1	$52.5
Wastewater treatment	13.9	13.6	14.3	13.6
Water distribution	14.6	14.5	14.9	14.5
Other Revenue	—	0.1	—	0.1

Total Revenue	$84.2	$80.7	$86.3	$80.7
Less:
Cost of Sales – Electricity	(28.1)	(32.5)	(28.8)	(32.4)

	$56.1	$48.2	$57.5	$48.3
Expenses
Operating expenses	(27.2)	(26.3)	(27.8)	(26.3)
Other income	1.1	1.0	1.2	1.0

Divisional operating profit	$30.0	$22.9	$30.9	$23.0

2013 Nine Month Operating Results

Liberty Utilities (West) has investments in water and wastewater distribution assets for regulatory purposes of U.S. $181.5 million and electricity assets for regulatory purposes of U.S. $173.0 million as at September 30, 2013, as compared to U.S. $178.7 million and U.S. $161.8 million, respectively as at September 30, 2012.

For the nine months ended September 30, 2013, Liberty Utilities (West)’s revenue totalled U.S. $84.2 million as compared to U.S. $80.7 million during the same period in 2012, an increase of U.S. $3.5 million or 5%.

For the nine months ended September 30, 2013, Liberty Utilities (West)’s revenue from utility electricity sales totalled U.S. $55.7 million as compared to U.S. $52.5 million during the same period in 2012, an increase of U.S. $3.2 million or 6%. This increase in revenues was primarily due to an increase in base revenue requirement approved in the most recent rate case that became effective January 1, 2013 and milder winter and spring weather that occurred in the first part of 2012. The purchase of electricity by Liberty Utilities (West) is a significant revenue driver and component of operating expenses but these costs are effectively passed through to its customers. As a result, Liberty Utilities (West) compares ‘net utility electricity sales’ (utility electricity sales less fuel and purchased power costs) as a more appropriate measure of the division’s results. For the nine months ended September 30, 2013, net utility electricity sales revenues for Liberty Utilities (West) were U.S. $27.6 million, as compared to U.S. $20.0 million during the same period in 2012. Under the base rate revenue decoupling mechanism approved by the CPUC, which became effective on January 1, 2013, Calpeco Electric System’s base rate revenues will not be impacted by fluctuations in customer demand due to the variations in weather conditions and changes in the number of customers.

For the nine months ended September 30, 2013, revenue from wastewater treatment and water distribution totalled U.S. $13.9 million and U.S. $14.6 million, respectively, as compared to U.S. $13.6 million and U.S. $14.5 million, respectively, during the same period in 2012. The increase was due to increased connection counts, which increased fixed and usage revenue.

For the nine months ended September 30, 2013, fuel and purchased power costs for Liberty Utilities (West)’s electric utility totalled U.S $28.1 million, as compared with U.S. $32.5 million for the same period in 2012. The overall electricity purchase costs experienced a decrease of U.S. $4.4 million primarily as a result of a change in rates effective January 1, 2013 which refunds an over-collection of electricity costs from the prior fiscal period.

For the nine months ended September 30, 2013, operating expenses totalled U.S. $27.2 million, as compared to U.S. $26.3 million during the same period in 2012.

For the nine months ended September 30, 2013, Liberty Utilities (West)’s operating profit was U.S. $30.0 million as compared to U.S. $22.9 million in the same period in 2012,an increase of U.S. $7.1 million, or 32%.

Measured in Canadian dollars, Liberty Utilities (West)’s operating profit was $30.9 million as compared to $23.0 million in the same period in 2012.

2013 Third Quarter Operating Results

	Three months ended
	September 30,
	2013	2012
Average Active Electric Connections For The Period
Residential	41,500	41,300
Commercial and Industrial	5,400	5,600
Total Average Active Electric Connections For The Period	46,900	46,900
Average Active Number of Water Connections For The For The Period
Wastewater connections	30,600	29,700
Water distribution connections	34,000	33,200
Total Average Active Water Connections For The Period	64,600	62,900
Customer Usage (GW-hrs)
Residential	58.2	59.7
Commercial and Industrial	65.3	64.4
Total Customer Usage (GW-hrs)	123.5	124.1
Gallons Provided
Wastewater treated (millions of gallons)	383	397
Water sold (millions of gallons)	1,585	1,550
Total Gallons Provided	1,968	1,947

For the three months ended September 30, 2013, Liberty Utilities (West)’s electricity usage totalled 123.5 GW-hrs, as compared to 124.1 GW-hrs for the same period in 2012, a decrease of 0.6 GW-hrs. Under the base rate revenue decoupling mechanism approved by the California Public Utilities Commission (“CPUC”), which became effective on January 1, 2013, Calpeco Electric System’s base rate revenues will not be impacted by fluctuations in customer demand due to the variations in the weather conditions and changes in the number of customers. Instead, Calpeco Electric System is required to record 1/12 of its annual base rate revenue requirement each month. The electricity commodity continues to be passed through to Calpeco Electric System’s customers according to their consumption.

During the three months ended September 30, 2013, Liberty Utilities (West) provided approximately 1,585 million gallons of water to its customers and treated approximately 383 million gallons of wastewater, as compared to 1,550 million gallons of water and 397 million gallons of wastewater during the same period in 2012.

	Three months ended September 30,		Three months ended September 30,
	2013	2012	2013	2012
	U.S. $	U.S. $	Can $	Can $
	(millions)	(millions)	(millions)	(millions)
Revenue
Utility electricity sales and distribution	$17.7	$17.3	$18.5	$17.2
Wastewater treatment	4.7	4.6	4.9	4.5
Water distribution	5.6	5.5	5.8	5.5

Total Revenue	$28.0	$27.4	$29.2	$27.2
Less:
Cost of Sales – Electricity	(8.6)	(11.1)	(8.9)	(11.0)

	$19.4	$16.3	$20.3	$16.2
Expenses
Operating expenses	(9.4)	(8.7)	(9.5)	(8.6)
Other income	0.3	0.2	0.3	0.2

Divisional operating profit	$10.3	$7.8	$11.1	$7.8

For the three months ended September 30, 2013, Liberty Utilities (West)’s revenue totalled U.S. $28.0 million as compared to U.S. $27.4 million during the same period in 2012, an increase of U.S. $0.6 million or 2%.

For the three months ended September 30, 2013, Liberty Utilities (West)’s revenue from utility electricity sales totalled U.S. $17.7 million as compared to U.S. $17.3 million during the same period in 2012, an increase of U.S. $0.4 million or 2%. This increase in revenues was primarily due to an increase in base revenue requirements approved in the most recent rate case that became effective January 1, 2013. The purchase of electricity by Liberty Utilities (West) is a significant revenue driver and component of operating expenses but these costs are effectively passed through to its customers. As a result, Liberty Utilities (West) compares ‘net utility electricity sales’ (utility electricity sales less fuel and purchased power costs) as a more appropriate measure of the division’s results. For the three months ended September 30, 2013, net utility electricity sales revenues for Liberty Utilities (West) were U.S. $9.1 million, as compared to U.S. $6.2 million during the same period in 2012. Under the base rate revenue decoupling mechanism approved by the CPUC, which became effective on January 1, 2013, Calpeco Electric System’s base rate revenues will not be impacted by fluctuations in customer demand due to the variations in weather conditions and changes in the number of customers.

For the three months ended September 30, 2013, revenue from wastewater treatment and water distribution totalled U.S. $4.7 million and U.S. $5.6 million, respectively, as compared to U.S. $4.6 million and U.S. $5.5 million, respectively, during the same period in 2012. The increase in wastewater revenue was primarily due to an increase in average connection counts, as compared to the same period in 2012.

For the three months ended September 30, 2013, fuel and purchased power costs for Liberty Utilities (West)’s electric utility totalled U.S $8.6 million, as compared with U.S. $11.1 million for the same period in 2012, The overall electricity purchase costs experienced a decrease of U.S. $2.5 million primarily as a result of a change in rates effective January 1, 2013 which refunds an over-collection of electricity costs from the prior fiscal period.

For the three months ended September 30, 2013, operating expenses totalled U.S. $9.4 million, as compared to U.S. $8.7 million during the same period in 2012.

For the three months ended September 30, 2013, Liberty Utilities (West)’s operating profit was U.S. $10.3 million as compared to U.S. $7.8 million in the same period in 2012, an increase of U.S. $2.5 million or 31%.

Measured in Canadian dollars, Liberty Utilities (West)’s operating profit was $11.1 million as compared to $7.8 million in the same period in 2012.

Liberty Utilities: Central Region

	Nine months ended September 30,
	2013	2012
Average Active Natural Gas Connections For The Period
Residential	71,600	70,900
Commercial and Industrial	9,200	9,500
Total Average Active Natural Gas Connections For The Period	80,800	80,400
Average Active Water Connections For The Period
Wastewater connections	6,000	5,900
Water distribution connections	21,900	5,300
Total Average Active Water Connections For The Period	27,900	11,200
Customer Usage (MMBTU)
Residential	3,879,000	146,800
Commercial and Industrial	2,408,200	204,400
Total Customer Usage (MMBTU)[1]	6,287,200	351,200
Gallons Provided
Wastewater treated (millions of gallons)	285	277
Water sold (millions of gallons)	2,286	286
Total Gallons Provided	2,571	563

[1]	Natural gas assets were acquired on August 1, 2012.
[2]	Water distribution utility was acquired on February 1, 2013

Liberty Utilities (Central) acquired its water distribution utility system on February 1, 2013, and accordingly, there are no results for this utility for the corresponding period in 2012.

For the nine months ended September 30, 2013, Liberty Utilities (Central) natural gas distribution sales totalled 6,287,200 MMBTU as compared to 351,200 MMBTU during the same period in 2012, an increase of 5,936,000 MMBTU.

During the nine months ended September 30, 2013, Liberty Utilities (Central) provided approximately 2,286 million gallons of water to its customers, and treated approximately 285 million gallons of wastewater, as compared to 286 million gallons of water and 277 million gallons of wastewater during the same period in 2012.

As a result of the acquisition of the Pine Bluff Water System on February 1, 2013 the number of water connections in the region increased by 17,800. The amount of water sold also correspondingly increased by 1,915 million gallons.

	Nine months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	U.S. $	U.S. $	Can $	Can $
	(millions)	(millions)	(millions)	(millions)
Natural Gas Assets for regulatory purposes	144.3	127.8
Water Assets for regulatory purposes	52.9	23.0
Revenue
Utility natural gas sales and distribution [1]	$50.8	$5.1	$51.7	$5.0
Wastewater treatment	4.3	4.1	4.4	4.1
Water distribution	8.8	2.9	9.1	2.9
Gas transportation	2.4	0.4	2.5	0.4

	$66.3	$12.5	$67.7	$12.4
Less:
Cost of Sales – Natural Gas[1]	(30.5)	(1.8)	(30.8)	(1.8)

	$35.8	$10.7	$36.9	$10.6
Expenses
Operating expenses	(19.4)	(6.8)	(19.8)	(6.8)
Other income	0.2	—	0.3	—

Divisional operating profit	$16.6	$3.9	$17.4	$3.8

[1]	Natural gas assets were acquired on August 1, 2012.

2013 Nine Month Operating Results

Liberty Utilities (Central) has investments in natural gas distribution assets for regulatory purposes of U.S. $144.3 million and water distribution assets for regulatory purposes of U.S. $52.9 million as at September 30, 2013, as compared to U.S. $127.8 million and U.S. $23.0 million, respectively as at September 30, 2012. The increase in natural gas distribution assets for regulatory purposes is primarily related to pipe expansion and replacement activities and system implementations, while the increase in water assets for regulatory purposes is primarily a result of the Pine Bluff Water System acquisition.

For the nine months ended September 30, 2013, Liberty Utilities (Central)’s revenue totalled U.S. $66.3 million as compared to U.S. $12.5 million during the same period in 2012,an increase of U.S. $$53.8 million. The increase in revenue is primarily attributed to the addition of the natural gas distribution assets acquired on August 1, 2012 and the Pine Bluff Water System acquired on February 1, 2013.

For the nine months ended September 30, 2013, Liberty Utilities (Central)’s revenue from natural gas sales and distribution totalled U.S. $50.8 million as compared to U.S. $5.1 million during the same period in 2012, an increase of U.S. $45.7 million. The purchase of natural gas by Liberty Utilities (Central) is a significant revenue driver and component of operating expenses but these costs are effectively passed through to its customers. As a result, the division compares ‘net utility natural gas sales and distribution revenue’ (utility natural gas sales and distribution revenue less natural gas purchases) as a more appropriate measure of the division’s results. For the nine months ended September 30, 2013, net utility natural gas sales and distribution revenue for Liberty Utilities (Central) totalled U.S. $20.3 million as compared to U.S. $3.3 million during the same period in 2012, an increase of U.S. $17.0 million.

For the nine months ended September 30, 2013, Liberty Utilities (Central)’s revenue from gas transportation sales totalled U.S. $2.4 million as compared to U.S. $0.4 million during the same period in 2012, an increase of U.S. $2.0 million. The increase in transportation revenue is primarily attributed to the addition of the natural gas distribution assets acquired on August 1, 2012.

For the nine months ended September 30, 2013, revenue from wastewater treatment and water distribution totalled U.S. $4.3 million and U.S. $8.8 million, respectively, as compared to U.S. $4.1 million and U.S. $2.9 million, respectively, during the same period in 2012. The increase in water distribution revenue is primarily attributed to the addition of the Pine Bluff Water System.

For the nine months ended September 30, 2013, operating expenses, excluding natural gas purchases, totalled U.S. $19.4 million, as compared to U.S. $6.8 million during the same period in 2012. The increase in operating expenses can be primarily attributed to the addition of the natural gas distribution assets on August 1, 2012 and the Pine Bluff Water System acquired on February 1, 2013.

For the nine months ended September 30, 2013, Liberty Utilities (Central)’s operating profit was U.S. $16.6 million as compared to U.S. $3.9 million in the same period in 2012, an increase of U.S. $12.7 million primarily attributed to the aforementioned acquisitions.

Measured in Canadian dollars, Liberty Utilities (Central)’s operating profit was $17.4 million as compared to $3.8 million in the same period in 2012.

2013 Third Quarter Operating Results

	Three months ended September 30,
	2013	2012
Average Active Natural Gas Connections For The Period
Residential	70,200	70,900
Commercial and Industrial	9,100	9,500
Total Average Active Natural Gas Connections For The Period	79,300	80,400
Average Active Water Connections For The Period
Wastewater connections	6,100	6,000
Water distribution connections	21,900	5,300
Total Average Active Water Connections For The Period	28,000	11,300
Customer Usage (MMBTU)
Residential	225,600	146,800
Commercial and Industrial	317,800	252,000
Total Customer Usage (MMBTU)[1]	543,400	398,800
Gallons Provided
Wastewater treated (millions of gallons)	96	105
Water sold (millions of gallons)	965	145
Total Gallons Provided	1,061	250

[1]	Natural gas assets were acquired on August 1, 2012.

Liberty Utilities (Central) is comprised of Liberty Utilities’ operations in Texas, Missouri, Illinois, Iowa, and Arkansas. Liberty Utilities (Central) acquired its water distribution utility on February 1, 2013, and accordingly, there are no results for these utilities for the corresponding period in 2012.

For the three months ended September 30, 2013, Liberty Utilities (Central) natural gas distribution sales totalled 543,400 MMBTU as compared to 398,800 during the same period in 2012, an increase of 144,600 MMBTU or 36% .

During the three months ended September 30, 2013, Liberty Utilities (Central) provided approximately 965 million gallons of water to its customers, and treated approximately 96 million gallons of wastewater, as compared to 145 million gallons of water and 105 million gallons of wastewater during the same period in 2012.

As a result of the acquisition of the Pine Bluff Water System on February 1, 2013 the number of water connections in the region increased by 17,800. The amount of water sold also correspondingly increased by 786 million gallons in the quarter.

	Three months ended September 30,		Three months ended September 30,
	2013	2012	2013	2012
	U.S. $	U.S. $	Can $	Can $
	(millions)	(millions)	(millions)	(millions)
Revenue
Utility natural gas sales and distribution [1]	$8.0	$5.1	$8.3	$5.0
Wastewater treatment	1.5	1.4	1.6	1.3
Water distribution	3.5	1.2	3.7	1.2
Gas transportation	0.6	0.4	0.7	0.4

	$13.6	$8.1	$14.3	$7.9
Less:
Cost of Sales – Natural Gas[1]	(2.9)	(1.8)	(3.0)	(1.8)

	$10.7	$6.3	$11.3	$6.1
Expenses
Operating expenses	(6.9)	(4.3)	(7.1)	(4.3)
Other income	0.1		0.1	—

Divisional operating profit	$3.9	$2.0	$4.3	$1.8

[1]	Natural gas assets were acquired on August 1, 2012.
[2]	Pine Bluff Water System acquired on February 1, 2013.

For the three months ended September 30, 2013, Liberty Utilities (Central)’s revenue totalled U.S. $13.6 million as compared to U.S. $8.1 million during the same period in 2012, an increase of U.S. $5.5 million. The increase in revenue can be primarily attributed to the addition of the natural gas distribution assets acquired on August 1, 2012 and the Pine Bluff Water System acquired on February 1, 2013.

For the three months ended September 30, 2013, Liberty Utilities (Central)’s revenue from natural gas sales and distribution totalled U.S. $8.0 million as compared to U.S. $5.1 million during the same period in 2012, an increase of U.S. $2.9 million, or 58%. The purchase of natural gas by Liberty Utilities (Central) is a significant revenue driver and component of operating expenses but these costs are effectively passed through to its customers. As a result, the division compares ‘net utility natural gas sales and distribution revenue’ (utility natural gas sales and distribution revenue less natural gas purchases) as a more appropriate measure of the division’s results. For the three months ended September 30, 2013, net utility natural gas sales and distribution revenue for Liberty Utilities (Central) totalled U.S.$5.1 million as compared to U.S. $3.3 million during the same period in 2012, an increase of U.S. $1.8 million, or 55%.

For the three months ended September 30, 2013, Liberty Utilities (Central)’s revenue from gas transportation sales totalled U.S. $0.6 million as compared to U.S.$0.4 million during the same period in 2012, an increase of U.S. $0.2 million.

For the three months ended September 30, 2013, revenue from wastewater treatment and water distribution totalled U.S. $5.0 million, as compared to U.S. $2.6 million during the same period in 2012. The increase in wastewater treatment and water distribution revenue can be primarily attributed to the addition of the Pine Bluff Water System.

For the three months ended September 30, 2013, operating expenses, excluding natural gas purchases, totalled U.S. $6.9 million, as compared to U.S. $4.3 million during the same period in 2012. The increase in operating expenses is primarily attributed to the addition of the natural gas distribution assets on August 1, 2012 and the Pine Bluff Water System acquired on February 1, 2013.

For the three months ended September 30, 2013, Liberty Utilities (Central)’s operating profit was U.S. $3.9 million as compared to U.S. $2.0 million in the same period in 2012, an increase of U.S. $1.9 primarily attributed to the aforementioned acquisitions.

Measured in Canadian dollars, Liberty Utilities (Central)’s operating profit was $4.3 million as compared to $1.8 million in the same period in 2012.

Liberty Utilities: East Region

	Nine months ended September 30,
	2013	2012
Average Active Natural Gas Connections For The Period
Residential	128,600	74,700
Commercial and Industrial	13,500	8,800
Total Average Active Natural Gas Connections For The Period	142,100	83,500
Average Active Electric Connections For The Period
Residential	36,800	35,800
Commercial and Industrial	6,500	6,500
Total Average Active Electric Connections For The Period	43,300	42,300
Customer Usage (GW-hrs)
Residential	235.1	83.0
Commercial and Industrial	483.1	179.5
Total Customer Usage (GW-hrs)	718.2	262.5
Customer Usage (MMBTU)
Residential	5,146,300	353,062
Commercial and Industrial	3,519,000	243,006
Total Customer Usage (MMBTU)	8,665,300	596,068

[1]	Granite State Electric System and EnergyNorth Gas System were acquired on July 3, 2012.
[2]	Columbus/Gainesville Gas System was acquired on April 1, 2013.

Liberty Utilities (East) is comprised of Liberty Utilities’ operations in New Hampshire and Georgia. Liberty Utilities (East) acquired its natural gas distribution system in Georgia on April 1, 2013 and the New Hampshire natural gas and electric distribution systems on July 3, 2012; accordingly the nine month results for 2012 are not comparative.

For the nine months ended September 30, 2013, Liberty Utilities (East)’s electricity usage totalled 718.2 GW-hrs and natural gas usage totalled 8,665,300 MMBTU. The Columbus/Gainesville Gas System usage totalled 1,975,400 MMBTU.

	Nine months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	U.S. $	U.S. $	Can $	Can $
	(millions)	(millions)	(millions)	(millions)
Electricity Assets for regulatory purposes	95.8	87.1
Natural Gas for regulatory purposes	425.1	257.6
Revenue
Utility electricity sales and distribution[1]	$63.5	19.1	$65.0	19.1
Utility natural gas sales and distribution[1,3]	101.7	10.4	103.5	10.4
Gas transportation	9.9	1.8	10.0	1.8
Other revenue	—	0.1	—	0.1

	$175.1	$31.4	$178.5	$31.4
Less:
Cost of Sales – Electricity	(41.2)	(12.1)	(42.1)	(12.1)
Cost of Sales – Natural Gas[2]	(60.0)	(2.1)	(60.9)	(2.1)

	$73.9	$17.2	$75.5	$17.2
Expenses
Operating expenses	(47.1)	(13.9)	(48.2)	(13.9)
Other Income	1.1	—	1.1	—

Division operating profit[1]	$27.9	$3.3	$28.4	$3.3

[1]	Granite State Electric System and EnergyNorth Gas System were acquired on July 3, 2012.
[2]	Natural Gas costs includes U.S. $9.2 million regulatory authorized deferral related to an under recovery of actual gas costs.
[3]	Columbus/Gainesville Gas System was acquired on April 1, 2013.

2013 Nine Month Operating Results

Liberty Utilities (East) has investments in electricity assets for regulatory purposes of U.S. $95.8 million, and natural gas assets for regulatory purposes of U.S. $425.1 million as at September 30, 2013, as compared to U.S $87.1 million and U.S. $257.6 million, respectively, as at September 30, 2012. The increase in electricity assets is primarily a result of the construction of a new substation, substation asset upgrades, and the construction of a new supply line, while the increase in gas assets for regulatory purposes from September 30, 2012 is primarily a result of the Columbus/Gainesville Gas System acquisition.

For the nine months ended September 30, 2013, Liberty Utilities (East)’s revenue totalled U.S. $175.1 million as compared to U.S. $31.4 million during the same period in 2012.

For the nine months ended September 30, 2013, Liberty Utilities (East)’s revenue from utility electricity sales totalled U.S. $63.5 million. The cost of electricity is passed through to Liberty Utilities (East)’s customers. As a result, the division compares ‘net utility electricity sales’ (revenue from electricity sales less fuel and purchased power costs) as a more appropriate measure of the division’s results. For the nine months ended September 30, 2013, net electricity utility sales for Liberty Utilities (East) totalled U.S. $22.3 million.

For the nine months ended September 30, 2013, Liberty Utilities (East)’s revenue from natural gas sales and distribution totalled U.S. $101.7 million, of which EnergyNorth contributed U.S $82.6 million, while the Columbus/Gainesville Gas System contributed U.S. $19.1 million. The cost of natural gas by Liberty Utilities (East) is passed through to Liberty Utilities (East)’s customers. As a result, the division compares ‘net utility natural gas sales and distribution revenue’ (utility natural gas sales and distribution revenue less natural gas purchases) as a more appropriate measure of the division’s results. For the nine months ended September 30, 2013, net utility natural gas sales and distribution revenue for Liberty Utilities (East) totalled U.S. $41.7 million.

For the nine months ended September 30, 2013, Liberty Utilities (East)’s revenue from gas transportation sales totalled U.S. $9.9 million. For the nine months ended September 30, 2013, EnergyNorth contributed U.S. $9.0 million, while the Columbus/Gainesville Gas System contributed U.S. $0.9 million.

For the nine months ended September 30, 2013, electricity purchases for Liberty Utilities (East) totalled U.S. $41.2 million, and natural gas purchases totalled U.S. $60.0 million.

For the nine months ended September 30, 2013, operating expenses, excluding electricity and natural gas purchases, totalled U.S. $47.1 million. For the nine months ended September 30, 2013, other income for Liberty Utilities (East) totaled U.S. $1.1 million, and primarily consists of an equity allowance for funds utilized during construction and rental income. For the nine months ended September 30, 2013, Liberty Utilities (East)’s operating profit totalled U.S. $27.9 million.

Measured in Canadian dollars, Liberty Utilities (East)’s operating profit was $28.4 million.

2013 Third Quarter Operating Results

	Three months ended September 30,
	2013	2012
Average Active Natural Gas Connections For The Period
Residential	127,600	74,700
Commercial and Industrial	13,300	8,800
Total Average Active Natural Gas Connections For The Period	140,900	83,500
Average Active Electric Connections For The Period
Residential	36,800	35,800
Commercial and Industrial	6,500	6,500
Total Average Active Electric Connections For The Period	43,300	42,300
Customer Usage (GW-hrs)
Residential	83.1	83.0
Commercial and Industrial	184.3	179.5
Total Customer Usage (GW-hrs)	267.4	262.5
Customer Usage (MMBTU)
Residential	571,200	353,062
Commercial and Industrial	813,500	243,006
Total Customer Usage (MMBTU)	1,384,700	596,068

[1]	Granite State Electric System and EnergyNorth Gas System were acquired on July 3, 2012; Columbus/Gainesville Gas System was acquired on April 1, 2013.

For the three months ended September 30, 2013, Liberty Utilities (East)’s electricity usage totalled 267.4 GW-hrs and natural gas usage totalled 1,384,700 MMBTU as compared to 262.5 GW-hrs and 596,068 MMBTU during the same period in 2012 . The newly acquired Columbus/Gainesville Gas System usage totalled 790,500 MMBTU.

	Three months ended September 30,		Three months ended September 30,
	2013	2012	2013	2012
	U.S. $	U.S. $	Can $	Can $
	(millions)	(millions)	(millions)	(millions)
Revenue
Utility electricity sales and distribution[1]	$23.5	19.1	$24.4	19.1
Utility natural gas sales and distribution[1,2]	17.5	10.4	18.0	10.4
Gas Transportation	1.9	1.8	2.0	1.8
Other revenue	—	0.1	—	0.1

	$42.9	$31.4	$44.4	$31.4
Less:
Cost of Sales – Electricity	(14.4)	(12.1)	(15.0)	(12.1)
Cost of Sales – Natural Gas[3]	(4.7)	(2.1)	(4.8)	(2.1)

	$23.8	$17.2	$24.6	$17.2
Expenses
Operating expenses	(17.8)	(13.9)	(18.5)	(13.9)
Other Income	(0.3)	—	(0.3)	—

Division operating profit[1]	$5.7	$3.3	$5.8	$3.3

[1]	Granite State Electric System and EnergyNorth Gas System were acquired on July 3, 2012.
[2]	Columbus/Gainesville Gas System was acquired on April 1, 2013.
[3]	Natural Gas costs includes U.S. $2.2 million regulatory authorized deferral related to an under recovery of actual gas costs.

For the three months ended September 30, 2013, Liberty Utilities (East)’s revenue totalled U.S. $42.9 million, as compared to U.S. $31.4 million during the same period in 2012, an increase of U.S. $11.5 million, or 36%. The increase in revenue can be primarily attributed to the acquisition of the Columbus/Gainesville Gas System on April 1, 2013.

For the three months ended September 30, 2013, Liberty Utilities (East)’s revenue from utility electricity sales totalled U.S. $23.5 million as compared to U.S. $19.1 million during the same period in 2012, an increase of $4.4 million, or 23%. The cost of electricity is passed through to Liberty Utilities (East)’s customers. As a result, the division compares ‘net utility electricity sales’ (revenue from electricity sales less fuel and purchased power costs) as a more appropriate measure of the division’s results. For the three months ended September 30, 2013, net electricity utility sales for Liberty Utilities (East) totalled U.S. $9.1 million as compared to U.S. $7.0 million during the same period in 2012, an increase of U.S. $2.1 million, or 30% due to an interim annual rate increase approved by the NHPUC on June 27, 2013

For the three months ended September 30, 2013, Liberty Utilities (East)’s revenue from natural gas sales and distribution totalled U.S. $17.5 million as compared to U.S. $10.4 million during the same period in 2012, an increase of U.S. $7.1 million, or 68.0%. During the three months ended September 30, 2013, EnergyNorth contributed U.S. $10.4 million, while the newly acquired Columbus/Gainesville Gas System contributed U.S. $7.1 million. The cost of natural gas by Liberty Utilities (East) is passed through to Liberty Utilities (East)’s customers. As a result, the division compares ‘net utility natural gas sales and distribution revenue’ (utility natural gas sales and distribution revenue less natural gas purchases) as a more appropriate measure of the division’s results. For the quarter ended September 30, 2013, net utility natural gas sales and distribution revenue for Liberty Utilities (East) totalled U.S. $12.8 million as compared to U.S. $8.3 million during the same period in 2012, an increase of U.S. $4.5 million, or 54.9%.

For the three months ended September 30, 2013, Liberty Utilities (East)’s revenue from gas transportation sales totalled U.S. $1.9 million as compared to U.S. $1.8 million during the same period in 2012, an increase of U.S. $0.1 million, or 6%. During the three months ended September 30, 2013 EnergyNorth contributed U.S. $1.5 million, while the newly acquired Columbus/Gainesville Gas System contributed U.S. $0.4 million.

For the three months ended September 30, 2013, electricity purchases for Liberty Utilities (East) totalled U.S. $14.4 million, and natural gas purchases totalled U.S. $4.7 million as compared to U.S. $12.1 million and U.S. $2.1 million, respectively, during the same period in 2012. The overall electricity purchase expense increase of U.S $2.3 million was primarily the result of a U.S. $0.7 million increase in regional network service charges and a $0.5 million increase in local network service charges as compared to the same period in 2012. The balance of the increase was due to an overall increase in electricity costs as compared to the same period in 2012. The overall natural gas purchases increase can be primarily attributed to the acquisition of the Columbus/Gainesville Gas System on April 1, 2013.

For the three months ended September 30, 2013, operating expenses, excluding electricity and natural gas purchases, totalled U.S. $17.8 million as compared to U.S. $13.9 million during the same period in 2012, an increase of U.S. $3.9 million, or 28%. The increase in operating expenses as compared to the same period in 2012 can be primarily attributed to the acquisition of the Columbus/Gainesville Gas System on April 1, 2013.

For the three months ended September 30, 2013, other income for Liberty Utilities (East) totaled a loss of U.S. $0.3 million, and primarily consists of other expenses, an equity allowance for funds utilized during construction, and rental income.

For the three months ended September 30, 2013, Liberty Utilities (East)’s operating profit totalled U.S. $5.7 million as compared to U.S. $3.3 million during the same period in 2012, an increase of U.S. $2.4 million, or 73%. The increase in operating profit as compared to the same period in 2012 can be primarily attributed to the acquisition of the Columbus/Gainesville Gas System on April 1, 2013.

Measured in Canadian dollars, Liberty Utilities (East)’s operating profit was $5.8 million as compared to $3.3 million during the same period in 2012, an increase of $2.5 million, or 76%.

Regulatory Proceedings

The following table summarizes the major regulatory proceedings within Liberty utilities currently underway:

Utility	State	Regulatory Proceeding Type	Rate Request ($000’s)	Current Status
Rio Rico Utilities Inc. (“Rio Rico Water System”)	Arizona	Rate Case	$750	Order issued authorizing $420k annual increase
Litchfield Park Service Company (“LPSCo Water System”)	Arizona	Rate Case	$3,000	Order expected first half of 2014
Granite State Electric Co. (“Granite State Electric System”)	New Hampshire	Rate Case	$12,978 + $1,200 step adjustment in 2014	Temporary Rates in effect; Hearing set for January 2014
Granite State Electric Co. (“Granite State Electric System”)	New Hampshire	Rate Proceeding	Increase in storm fund recovery of $1,600	Order approving $1,000 increase for one year
EnergyNorth Inc. (“Energy North Gas System”)	New Hampshire	Rate Proceeding	cast iron/bare steel program rate increase of $200K	Order approving $200K increase for one year
Liberty Energy (Midstates) Corp. (“Missouri Gas System”)	Missouri	Accelerated Infrastructure Recovery	$568K	Order approving $568K rate increase approved in October.

On May 31, 2012, Liberty Utilities (West) filed a general rate case with the Arizona Corporation Commission (“ACC”) related to the Rio Rico Water System. The filing sought, among other things, an increase in EBITDA by U.S. $0.8 million over 2011 results if approved as filed. On July 17, 2013, an order was received from the ACC which corresponds to an increase in EBITDA of approximately $0.4 million per year. Through the course of this rate application, Liberty Utilities also participated in a separate proceeding with other industry participants to develop a regulatory mechanism to track incremental capital expenditures in between rate cases; thus reducing regulatory lag. Liberty Utilities will be able to seek the inclusion of this mechanism in its tariffs in future rate cases, including the LPSCO Water System rate case currently before the ACC.

On February 28, 2013, Liberty Utilities (West) filed a general rate case with the Arizona Corporation Commission related to the LPSCo Water System seeking, among other things, an increase in EBITDA by U.S. $3.0 million over the 2012 results if approved as filed. The application seeks recognition of increased capital investment and increased operating expenses over current rates. In addition to a revenue increase, the application seeks an accelerated infrastructure recovery surcharge, a purchased power pass-through mechanism to recover power price increases between test years, a property tax accounting deferral to defer increases in property taxes between test years and a policy statement on rate design to begin the gradual shift of moving more revenue recovery to fixed charges versus commodity charges. New rates are expected to be implemented in the first half of 2014.

On March 29, 2013, Liberty Utilities (East)’s electric utility filed a rate case for the Granite State Electric System with the NHPUC seeking an increase in EBITDA of U.S. $13.0 million, and an additional U.S. $1.2 million increase in 2014 subject to the completion of certain capital projects. The filing is based on a 2012 test year, with revenues and expenses adjusted to reflect known and measurable changes. Among other things, Granite State Electric System requested and received approval to continue the current cost-recovery tracking mechanism related to the Reliability Enhancement and Vegetation Management Plan and was granted an annual rate increase of $0.4 million starting July 1, 2013. Granite State Electric System also requested a modification to allow for recovery of pre-staging personnel and equipment for qualifying storms. On June 27, 2013, the NHPUC approved a settlement agreement authorizing a temporary annual rate increase of $6.5 million effective July 1, 2013, and provides recognition for Liberty to request an increase to its storm recovery adjustment factor (“SRAF”). On October 16, 2013, Granite State Electric System filed an update to its rate increase request, reducing the requested increase to an additional $13.0 million annually.

A separate petition was filed on July 12, 2013, proposing an SRAF which if approved would have resulted in an annual acceleration in storm fund recovery of approximately $1.6 million per year. On October 21, 2013, the New Hampshire Public Utilities Commission approved a settlement which provides for accelerated recovery of outstanding balances in the company’s storm fund by an amount of $1.0 million for a one year period.

On May 15, 2013, Liberty Utilities (East) filed its required fiscal year 2013 (April 1, 2012—March 31, 2013) cast iron/bare steel (CIBS) replacement program results for Energy North Gas System with the NHPUC. As part of this filing, Liberty requested an annual increase in base distribution rates of $0.2 million effective July 1, 2013. On June 26, 2013, the NHPUC granted Liberty’s request.

On July 2, 2013, Liberty Utilities (Central) filed an application on behalf of the Missouri Gas System with the Missouri Public Service Commission (“MPSC”) seeking accelerated recovery for infrastructure deployed under the utility’s infrastructure system replacement surcharge (“ISRS”). The filing was approved by MPSC on October 16th, 2013 which will result in increased EBITDA of $568.

Outlook – Liberty Utilities

Liberty Utilities expects continuing modest customer growth throughout its respective service territories in the fourth quarter of 2013. Next quarter operating results for Liberty Utilities (East) and (Central) are expected to reflect the seasonality typical for gas utilities which generally experience a higher consumption of natural gas in the fourth quarter than in the third quarter.

Liberty Utilities also expects to close the acquisition of New England Gas in the fourth quarter of 2013, adding over 50,000 customers and $74 million of utility assets to Liberty Utilities (East). In this connection, Liberty Utilities will be forming a Services Division to own and manage certain regulated and non-regulated utility assets targeted at gas utility distribution customers including the approximately 14,000 rental water heaters which will be acquired pursuant to the acquisition of the New England Gas System and the 2,000 rental water heaters currently owned by Granite State Electric Company in New Hampshire. Management believes that the fuel cost advantages enjoyed by natural gas over other heating fuels including heating oil and propane will allow the Services Division to act as a catalyst to further grow gas utility customers through growth in the portfolio of water heater, natural gas conversion burners and natural gas furnaces in Liberty Utilities (East).

Liberty Utilities expects to invest an additional $35.5 million of capital expenditures in the fourth quarter to improve the reliability and efficiency of its gas and electric utility distribution systems. This would bring total capital expenditures in the year to approximately $100 million. The capital expenditures have been invested in utilities where opportunities exist for near term rate recovery through tracking mechanisms or pending rate cases.

APUC: Corporate and Other Expenses

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	(millions)	(millions)	(millions)	(millions)
Corporate and other expenses:
Administrative expenses	$6.2	$4.4	$18.4	$14.2
(Gain)/Loss on foreign exchange	0.9	1.4	(0.4)	1.0
Interest expense	13.9	9.6	39.0	24.5
Interest, dividend and other Income	(0.5)	(0.4)	(1.8)	(1.7)
Acquisition-related costs	0.5	2.0	1.5	6.4
(Gain)/Loss on derivative financial instruments	(0.6)	(0.5)	(2.5)	0.2
Income tax expense/(recovery)	(3.2)	(4.6)	4.0	(7.9)

2013 Nine Month Corporate and Other Expenses

During the nine months ended September 30, 2013, administrative expenses totalled $18.4 million, as compared to $14.2 million in the same period in 2012. The expense increase in the period primarily results from additional personnel, increased wages, additional costs required to administer APUC’s operations, and other costs as compared to the same period in 2012 as a result of the continued growth in the company.

During the nine months ended September 30, 2013, interest expense totalled $39.0 million as compared to $24.5 million in the same period in 2012. The increased interest expense is a result of new indebtedness incurred during the second half of 2012 and the first quarter of 2013 used to partially finance the new acquisitions and fund other growth initiatives. These amounts were partially offset by reduced interest expense related to convertible debentures due to the conversion of the Series 3 Debentures in the fourth quarter of 2012, and $1.7 million in 2012 related to the Quebec water lease litigation.

During the nine months ended September 30, 2013, interest, dividend and other income totalled $1.8 million, which is consistent with the same period in 2012. Interest, dividend and other income primarily consists of dividends from APUC’s share investment in the Kirkland and Cochrane facilities.

During the nine months ended September 30, 2013, acquisition related costs totalled $1.5 million as compared to $6.4 million in the same period in 2012. Acquisition related costs will vary from period to period depending on the level of activity and complexity associated with various acquisitions.

An income tax expense of $4.0 million was recorded in the nine months ended September 30, 2013, as compared to a recovery of $7.9 million during the same period in 2012. The income tax expenses for the nine months ended September 30, 2013 is primarily due to higher earnings in the U.S. resulting from the various U.S. acquisitions completed in 2012, deferred taxes on HLBV income, the recognition of deferred credits from the utilization of deferred income tax assets recognized at the time of the Unit Exchange Offer, non-taxable inter-corporate dividends, and other items permanently non-deductible for tax purposes.

2013 Third Quarter Corporate and Other Expenses

During the three months ended September 30, 2013, administrative expenses totalled $6.2 million, as compared to $4.4 million in the same period in 2012. The expense increase in the quarter primarily results from additional personnel, increased wages, additional costs required to administer APUC’s operations, and other costs as compared to the same period in 2012 as a result of the continued growth in the company.

During the three months ended September 30, 2013, interest expense totalled $13.9 million as compared to $9.6 million in the same period in 2012. The increased interest expense is a result of new indebtedness incurred or inherited during the second half of 2012, and the first quarter of 2013 used to partially finance the new acquisitions. These amounts were partially offset by reduced interest expense related to convertible debentures due to the conversion of the Series 3 Debentures in the fourth quarter of 2012.

During the three months ended September 30, 2013, interest, dividend and other income totalled $0.5 million as compared to $0.4 million in the same period in 2012. Interest, dividend and other income primarily consists of dividends from APUC’s share investment in the Kirkland and Cochrane facilities.

During the three months ended September 30, 2013, acquisition related costs totalled $0.5 million as compared to $2.0 million in the same period in 2012. Acquisition related costs will vary from quarter to quarter depending on the level of activity and complexity associated with various acquisitions.

An income tax recovery of $3.2 million was recorded in the three months ended September 30, 2013, as compared to a recovery of $4.6 million during the same period in 2012. The income tax recovery for the three months ended September 30, 2013 is primarily due to deferred taxes on HLBV income, the recognition of deferred credits from the utilization of deferred income tax assets recognized at the time of the Unit Exchange Offer, non-taxable inter-corporate dividends, and other items permanently non-deductible for tax purposes.

NON-GAAP PERFORMANCE MEASURES

Reconciliation of Adjusted EBITDA to net earnings

EBITDA is a non-GAAP metric used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of depreciation and amortization expense, income tax expense or recoveries, acquisition costs, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.

The following table is derived from and should be read in conjunction with the interim unaudited Consolidated Statement of Operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to GAAP consolidated net earnings.

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	(millions)	(millions)	(millions)	(millions)
Net earnings/(loss) attributable to Shareholders	$6.0	$(0.2)	$7.1	$8.1
Add (deduct):
Net earnings/(loss) attributable to the non-controlling interest, exclusive of HLBV income	(0.9)	(0.8)	6.2	(0.5)
(Earnings)/loss from discontinued operations	0.3	(0.4)	35.3	(1.5)
Income tax expense/(recovery)	(3.2)	(4.6)	4.0	(7.9)
Interest expense	13.9	9.6	39.0	24.5
Acquisition costs	0.5	2.0	1.5	6.4
Quebec water lease litigation	—	—	—	0.5
(Gain)/Loss on derivative financial instruments	(0.6)	(0.5)	(2.5)	0.2
(Gain)/Loss on foreign exchange	0.9	1.4	(0.4)	1.0
Depreciation and amortization	23.6	14.3	69.2	32.8

Adjusted EBITDA	$40.5	$20.8	$159.4	$63.6

Hypothetical Liquidation at Book Value (“HLBV”) income represents the value of net tax attributes earned by APCo in the period from electricity generated by certain of its U.S. wind power generation facilities. The value of net tax attributes earned in the three and nine months ended September 30, 2013 amounted to approximately $1.0 million and $13.6 million, respectively. The lower HLBV income in the third quarter compared to previous quarters is the result of lower net tax attributes generated due to the reduced energy production from the lower wind resource.

For the nine months ended September 30, 2013, Adjusted EBITDA totalled $159.4 million as compared to $63.6 million during the same period in 2012, an increase of $95.8 million. For the three months ended September 30, 2013, Adjusted EBITDA totalled $40.5 million as compared to $20.8 million during the same period in 2012, an increase of $19.7 million.

The major factors impacting Adjusted EBITDA are set out below. A more detailed analysis of these factors is presented within the business unit analysis.

	Three months ended September 30	Nine months ended September 30
	(millions)	(millions)
Comparative Prior Period Adjusted EBITDA	$20.8	$63.6
Significant Changes:
Liberty Utilities
Increased demand and rate decoupling at the Calpeco Electric System	3.6	8.5
Acquisition of U.S. utilities	4.7	35.8
APCo:
Renewable
Increased hydrologic resource	4.0	5.8
Acquisition of U.S. Wind Facilities	5.4	39.2
Renewable Energy Credits sales	1.0	3.5
Reduced wind resources at the St Leon wind facilities	(0.8)	0.4
Increase due to prior year planned shutdown at Tinker facility	2.0	2.6
Thermal
Windsor Locks & Sanger Facilities – Increased energy sales	1.1	2.2
Administrative expense	(1.8)	(4.1)
Increased results from the stronger U.S. dollar	(0.4)	0.7
Other	0.9	1.2

Current Period Adjusted EBITDA	$40.5	$159.4

Reconciliation of adjusted net earnings to net earnings

Adjusted net earnings is a non-GAAP metric used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses and are viewed as not directly related to a company’s operating performance. Net earnings of APUC can be impacted positively or negatively by gains and losses on derivative financial instruments, including foreign exchange forward contracts, interest rate swaps and energy forward purchase contracts as well as to movements in foreign exchange rates on foreign currency denominated debt and working capital balances. Adjusted weighted average shares outstanding represents weighted average shares outstanding adjusted to remove the dilution effect related to shares issued in advance of funding requirements. APUC uses adjusted net earnings to assess its performance without the effects of gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, litigation expenses and write down of intangibles and property, plant and equipment as these are not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of net earnings or loss determined in accordance with GAAP.

The following table is derived from and should be read in conjunction with the interim unaudited Consolidated Statement of Operations. This supplementary disclosure is intended to more fully explain disclosures related to adjusted net earnings and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with GAAP.

The following table shows the reconciliation of net earnings to adjusted net earnings exclusive of these items:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	(millions)	(millions)	(millions)	(millions)
Net earnings/(loss) attributable to Shareholders	$6.0	$(0.2)	$7.1	$8.1
Add (deduct):
(Earnings)/loss from discontinued operations, net of tax	0.3	(0.4)	35.3	(1.5)
(Gain)/Loss on derivative financial instruments, net of tax	(0.3)	(0.3)	(1.5)	—
Quebec water lease litigation and interest, net of tax	—	—	—	1.1
Cross currency swap interest rate differential	0.1	—	0.2	—
(Gain)/Loss on foreign exchange, net of tax	0.5	0.8	(0.3)	0.6
Acquisition costs, net of tax	0.3	1.2	0.9	3.9

Adjusted net earnings	$6.9	$1.1	$41.7	$12.2
Adjusted net earnings per share	$0.03	$0.01	$0.19	$0.08

For the nine months ended September 30, 2013, adjusted net earnings totalled $41.7 million as compared to adjusted net earnings of $12.2 million, an increase of $29.5 million as compared to the same period in 2012. The increase in adjusted net earnings for the nine months ended September 30, 2013 is primarily due to higher income from operations, and interest and dividends partially offset by higher depreciation and amortization expense, higher interest expense, higher administration costs and income tax expense amounts as compared to the same period in 2012.

For the three months ended September 30, 2013, adjusted net earnings totalled $6.9 million as compared to adjusted net earnings of $1.1 million, an increase of $5.8 million as compared to the same period in 2012. The increase in adjusted net earnings for the three months ended September 30, 2013 is primarily due to higher income from operations, and interest and dividends partially offset by higher depreciation and amortization expense, higher interest expense, higher administration costs and income tax expense amounts as compared to the same period in 2012.

Reconciliation of adjusted funds from operations to cash flows from operating activities

Adjusted funds from operations is a non-GAAP metric used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses and are viewed as not directly related to a company’s operating performance. Cash flows from operating activities of APUC can be impacted positively or negatively by changes in working capital balances, acquisition and litigation expense. Adjusted weighted average shares outstanding represents weighted average shares outstanding adjusted to remove the dilution effect related to shares issued in advance of funding requirements. APUC uses adjusted funds from operations to assess its performance without the effects of changes in working capital balances, acquisition and litigation expense as these are not reflective of the long-term performance of the underlying businesses of APUC. APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of cash flows from operating activities as determined in accordance with GAAP.

The following table is derived from and should be read in conjunction with the interim unaudited Consolidated Statement of Operations and Statement of Cash Flows. This supplementary disclosure is intended to more fully explain disclosures related to adjusted funds from operations and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to funds from operations in accordance with GAAP.

The following table shows the reconciliation of funds from operations to adjusted funds from operations exclusive of these items:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	(millions)	(millions)	(millions)	(millions)
Cash flows from operating activities	14.9	17.5	67.6	45.9
Add (deduct):
Changes in non-cash operating items	6.1	(4.7)	34.2	(3.3)
Cash (provided)/used in discontinued operation	1.0	(2.2)	3.9	(6.8)
Cross currency swap interest rate differential	0.1	—	0.3	—
Acquisition costs	0.5	2.0	1.5	6.4

Adjusted funds from operations	$22.6	$12.6	$107.5	$42.2
Adjusted funds from operations per share	$0.10	$0.07	$0.51	$0.27

For the nine months ended September 30, 2013, adjusted funds from operations totalled $107.5 million as compared to adjusted funds from operations of $42.2 million, an increase of $65.3 million as compared to the same period in 2012.

For the three months ended September 30, 2013, adjusted funds from operations totalled $22.6 million as compared to adjusted funds from operations of $12.6 million, an increase of $10.0 million as compared to the same period in 2012.

Summary of Property, Plant and Equipment Expenditures

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	(millions)	(millions)	(millions)	(millions)
APCo:
Renewable	$17.1	$4.0	$29.1	$13.6
Thermal	—	(1.9)	0.3	12.3

Total APCo:	$17.1	$2.1	$29.4	$25.9
Liberty Utilities:
West	6.7	7.0	10.3	12.7
Central	6.7	1.6	20.2	2.8
East	9.3	3.6	35.0	3.6

Total Liberty Utilities:	$22.7	$12.2	$65.5	$19.1
Corporate	—	0.1	0.8	—

Total	$39.8	$14.4	$95.7	$45.0

In 2013 APCo expects to invest approximately $41.0 million, $30.0 million of which is related to the development of the Cornwall solar project and Liberty Utilities expects to invest approximately $100.0 million to improve the reliability and efficiency of its gas and electric utility distribution systems. Therefore, APUC’s consolidated capital expenditure plan for all of 2013 is approximately $141.0 million of which $95.7 million has been invested in the nine months ended September 30, 2013, leaving approximately $45.3 million expected to be invested in the fourth quarter of 2013.

APUC anticipates that it can generate sufficient liquidity through internally generated operating cash flows, working capital and bank credit facilities to finance its property, plant and equipment expenditures and other commitments.

2013 Nine Month Property Plant and Equipment Expenditures

During the nine months ended September 30, 2013, APCo incurred capital expenditures of $29.4 million, as compared to $25.9 million during the comparable period in 2012,

During the nine months ended September 30, 2013, APCo’s Renewable Energy Division spent $29.1 million in capital expenditures as compared to $13.6 million in the comparable period in 2012. The capital expenditures primarily relate to major repairs and upgrades at the Long Sault and Tinker hydro facilities, as well as project costs related to the Cornwall Solar, Chaplin and St Damase developments. APCo’s Thermal Energy Division net capital expenditures were $0.3 million, as compared to $12.3 million in the comparable period in 2012. The capital expenditures in the prior year were primarily related to the Windsor Locks repowering and the major maintenance at the Sanger facility offset by a one-time non-recurring $4.6 million grant from the State of Connecticut with respect to the Windsor Locks facility.

During the nine months ended September 30, 2013, Liberty Utilities invested $65.5 million in capital expenditures as compared to $19.1 million during the comparable period in 2012. Liberty Utilities (West)’s spend was primarily related to growth and upgrades at the Calpeco Electric System and the expansion of the LPSCo Water System. Liberty Utility (Central)’s $20.2 million investment in capital expenditures was primarily related to pipe expansion and replacement activities, IT system implementations, and the construction of a new building, as a result of the Midwest Gas Systems acquisition. Liberty Utility (East)’s $35.0 million investment in capital expenditures reflected the installation of a new substation, the start of a second supply line, the completion of certain substation upgrades on the Granite State Electric system as well as the installation of new mains and services supporting growth and distribution main replacements and reinforcements on the EnergyNorth Gas system.

2013 Third Quarter Property Plant and Equipment Expenditures

During the three months ended September 30, 2013, APCo incurred capital expenditures of $17.1 million, as compared to $2.1 million during the comparable period in 2012.

During the three months ended September 30, 2013, APCo’s Renewable Energy Division spent $17.1 million in capital expenditures as compared to $4.0 million in the comparable period in 2012. The capital expenditures primarily relate to Cornwall Solar project costs, repairs and upgrades at the Mont Laurier, and Tinker facilities, as well as project costs related St. Damase Wind Project development. APCo’s Thermal Energy Division net capital expenditures were nil, as compared to a negative capital expenditure of $1.9 million in the comparable period in 2012. The prior year reduction was as a result of a $6.5 million one-time non-recurring grant from the State of Connecticut offsetting capital expenditures in the period of $4.6 million.

During the three months ended September 30, 2013, Liberty Utilities invested $22.7 million in capital expenditures as compared to $12.2 million during the comparable period in 2012. Liberty Utilities (West)’s spend was primarily related to growth and upgrades at the Calpeco Electric System and the expansion of the LPSCo Water System. Liberty Utility (Central)’s $6.7 million investment in capital expenditures was primarily related to pipe expansion and replacement activities and IT system implementations, as a result of the Missouri Gas System, and Illinois Gas System acquisitions. Liberty Utility (East)’s $9.3 million investment in capital expenditures was primarily related to the installation of a substation, a second supply line on the Granite State Electric System and the installation of new mains and services supporting growth and system reinforcements on the EnergyNorth Gas System.

Quebec Dam Safety Act

As a result of the dam safety legislation passed in Quebec (Bill C93), APCo has completed technical assessments on its hydroelectric facility dams owned or leased within the Province of Quebec. Out of these, nine assessments have been submitted to and accepted by the Quebec government. The assessments have identified possible remedial work at seven facilities. Of these seven, remediation work has now been completed at three facilities, monitoring activities and options analysis are being performed for two facilities, and remedial work is being planned at two facilities.

APCo currently estimates further capital expenditures of approximately $16.5 million related to compliance with the legislation. It is anticipated that these expenditures will be invested over a period of several years currently estimated as follows:

	Total	2013	2014	2015	2016
Future Estimated Bill C-93 Capital Expenditures	16,500	100	5,400	5,700	5,300

The majority of these capital costs are associated with the Donnacona, St. Alban, Belleterre, and Rivière-du-Loup Facilities.

•	APCo completed the majority of the second phase of the on-site remediation work for the Mont Laurier facility in 2013 at a capital cost of approximately $0.2 million. The on-site remediation is now substantially complete.

•	APCo completed the dam safety evaluation for the Donnacona facility and has obtained the Certificate of Authorization from the Quebec government. The remedial on-site work is anticipated to start in 2014 and be completed in 2015.

•	The dam safety study and a detailed condition assessment for the St. Alban facility have been completed. A small portion of the on-site remediation associated with the spillway gate superstructure was performed in 2013 at a cost of $0.1 million. APCo anticipates engineering and regulatory review for the remediation of the main dam to be performed in 2013 and 2014, with remedial work in 2015 to 2016.

•	APCo is presently reviewing options with respect to the Belleterre facility including the removal of several small dams that are not required for power generation. APCo anticipates completion of any required work on these dams by 2016.

•	Engineering for the Riviere-du-Loup facility was completed in 2012. Following a geotechnical investigation the remediation work is now estimated at $1.1million. Completion of the remedial work is anticipated in 2014 and 2015.

•	The dam remediation work related to the Rawdon and Chute Ford Facilities has been completed.

In addition to the C-93 related dam remediation work, APCo has implemented a dam condition monitoring program at some of the above facilities following recommendations specified in the dam safety reviews.

Liquidity and Capital Reserves

APUC has revolving operating facilities available at APUC, APCo and Liberty Utilities to manage the liquidity and working capital requirements of each division (collectively the “Facilities”).

Bank Credit Facilities

The following table sets out the amounts drawn, letters of credit issued and outstanding amounts available to APUC and its subsidiaries as at September 30, 2013 under the Facilities:

	As at September 30, 2013				As at Dec 31, 2012
	APUC	APCo	Liberty Utilities	Total	Total
	(millions)	(millions)	(millions)	(millions)	(millions)
Committed Facilities	$30.0	$200.0	$206.1	$436.1	$329.5

Funds drawn on Facilities	—	(69.0)	(21.1)	(90.1)	(54.5)
Letters of Credit issued	(5.8)	(46.0)	(8.0)	(59.8)	(50.7)

Funds available for draws on the Facilities	$24.2	$85.0	$177.0	$286.2	$224.3
Cash on Hand				9.0	53.1

Total liquidity and capital reserves	$24.2	$85.0	$177.0	$295.2	$277.4

As at September 30, 2013, the APUC $30.0 million senior unsecured revolving credit facility (the “APUC Facility”) was undrawn and had $5.8 million of outstanding letters of credit.

As at September 30, 2013, the APCo $200.0 million senior unsecured revolving credit facility (the “APCo Facility”) had drawn $69.0 million and had $46.0 million in outstanding letters of credit under the APCo Facility.

On September 30, 2013, Liberty Utilities increased the credit available under its senior unsecured revolving credit facility (the “Liberty Facility”) to U.S. $200.0 million from U.S. $100.0 million, in addition to increasing the tenor from a three year to a five year credit facility. The amended facility will now expire on September 30, 2018. As at September 30, 2013, the Liberty Facility was drawn for $21.1 million and had $8.0 million of outstanding letters of credit.

Long Term Debt

On January 1, 2013, in conjunction with the acquisition of the Shady Oaks Wind Facility, APCo assumed a U.S. $150 million dollar variable rate long term credit facility. The facility is secured by the assets of the Shady Oaks Wind Facility. APCo made a principal payment of U.S. $25 million in the second quarter of 2013 and will be required to make semi-annual principal payments ranging between U.S. $3 million and U.S. $6 million thereafter. The facility matures in 2026. Funds advanced against the facility are repayable at any time without penalty.

On March 14, 2013 Liberty Utilities completed a U.S. $15 million private placement debt financing. The notes are senior unsecured notes with a 10 year bullet maturity and carry a coupon of 4.14%.

On July 31, 2013, Liberty Utilities issued U.S. $125 million of debt through a private placement. The notes are senior unsecured with an average life maturity of approximately ten years and a weighted average coupon of 3.81%.

The weighted average tenor of APUC’s total long term debt is approximately 8.3 years.

Contractual Obligations

Information concerning contractual obligations as of September 30, 2013 is shown below:

	Total	Due less than 1 year	Due 1 to 3 years	Due 4 to 5 years	Due after 5 years
	(millions)	(millions)	(millions)	(millions)	(millions)
Long-term debt obligations[1]	$1,092.0	8.1	106.9	82.4	894.6
Advances in aid of construction	$76.6	1.0	—	—	75.6
Interest on long-term debt obligations	$393.6	49.8	95.8	87.1	160.9
Purchase obligations	$122.3	122.3	—	—	—
Environmental Obligations	$61.4	5.9	32.5	11.4	11.6
Derivative financial instruments:
Cross Currency Swap	$4.3	—	—	—	4.3
Interest rate swap	$3.5	1.9	1.6	—	—
Energy derivative contracts	$9.1	1.4	0.3	—	7.4
Capital lease obligations	$0.1	0.1	—	—	—
Capital projects	$18.1	17.6	0.5	—	—
Long term service agreements	$633.2	25.8	51.8	57.8	497.8
Purchased power	$121.2	67.6	53.6	—	—
Gas delivery, service and supply agreements	$111.8	25.7	25.0	10.5	50.6
Operating leases	$107.5	5.4	9.0	6.7	86.4
Other obligations	$23.8	6.1	0.0	0.0	17.7

Total obligations	$2,778.5	338.7	377.0	255.9	1,806.9

1	Long term obligations include regular payments related to long term debt and other obligations.

Equity

The shares of APUC are publicly traded on the Toronto Stock Exchange (“TSX”). As at September 30, 2013, APUC had 205,637,081 issued and outstanding common shares.

APUC may issue an unlimited number of common shares. The holders of common shares are entitled to dividends, if and when declared; to one vote for each share at meetings of the holders of common shares; and to receive a pro rata share of any remaining property and assets of APUC upon liquidation, dissolution or winding up of APUC. All shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.

APUC is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board. As at September 30, 2013, APUC had 4,800,000 cumulative rate reset preferred shares, Series A (the “Series A Shares”) issued and outstanding, yielding 4.5% per cent annually for the initial six-year period ending on December 31, 2018. The preferred shares have been assigned a rating of P-3 (High) and Pfd-3(low) by S&P and DBRS respectively.

As at September 30, 2013, APUC had issued 100 redeemable Series C preferred shares (the “Series C Shares”) that were issued in exchange for 100 Class B limited partnership units issued by the St. Leon Wind Energy LP. The Series C Shares are mandatorily redeemable in 2031.

APUC has a shareholder dividend reinvestment plan (the “Reinvestment Plan”) for registered holders of shares (“Shareholders”) of APUC. As at September 30, 2013, 47.2 million common shares representing approximately 23% of total shares outstanding had been registered with the Reinvestment Plan, and during the third quarter 614,135 common shares were issued under the Reinvestment Plan. Subsequent to the end of the quarter, on October 15, 2013, an additional 688,886 common shares were issued under the Reinvestment Plan.

Emera subscription receipts

In 2013, a total of 15.2 million common shares have been issued to Emera for proceeds of $90.5 million pursuant to subscription agreements in contemplation of certain previously announced transactions, as outlined below:

•	On February 7, 2013 and February 14, 2013, respectively, in connection with the closing of the acquisition of the Minonk and Senate Wind Facilities from Gamesa USA that occurred on December 10, 2012, APUC issued 2.6 million common shares at a price of $5.74 and 5.2 million shares at a price of $5.74. The total $45 million in cash proceeds from the exercise of the subscription receipts were used to fund a portion of the cost of the acquisition;

•	On February 14, 2013, in connection with the acquisition of Emera’s non-controlling interest in Calpeco, APUC issued 3.4 million common shares at a price of $4.72 for share proceeds of $16.1 million; and

•	On March 26, 2013, in connection with the acquisition of the Georgia Utility, APUC issued 4.0 million shares at a price of $7.40 per share to Emera pursuant to a subscription agreement, for total cash proceeds of $29.3 million. The cash proceeds were used to partially fund the acquisition of the Georgia Utility.

As at November 14, 2013, in total, Emera owns 50.1 million APUC common shares representing approximately 24.3% of the total outstanding common shares of the Company. APUC believes issuance of shares to Emera is an efficient way to raise equity as it avoids underwriting fees, legal expenses and other costs associated with raising equity in the capital markets.

SHARE-BASED COMPENSATION PLANS

For the three and nine months ended September 30, 2013, APUC recorded $0.6 and $1.6 (2012 – $0.4 and $1.3) in total share-based compensation expense. No tax deduction was realized in the current year. The compensation expense is recorded as part of administrative expenses in the Consolidated Statement of Operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.

As at September 30, 2013, total unrecognized compensation costs related to non-vested options and share unit awards were $2.5 and $0.1 respectively, which are expected to be recognized over a period of 1.7 years and 1.2 years respectively.

STOCK OPTION PLAN

APUC has a stock option plan that permits the grant of share options to key officers, directors, employees and selected service providers. Except in certain circumstances, the term of an Option shall not exceed ten (10) years from the date of the grant of the Option.

For the quarter ended September 30, 2013, no additional options were granted to senior executives or certain senior management of APUC. As at September 30, 2013, APUC had 4,567,129 options issued and outstanding. APUC determines the fair value of options granted using the Black-Scholes option-pricing model. The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on a straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date.

PERFORMANCE SHARE UNITS

APUC has a Performance Share Unit as part of its long-term incentive program. Performance share units (“PSUs”) are granted to certain employees annually for three-year overlapping performance cycles. The PSUs provide for settlement in cash or shares at the election of APUC. As APUC does not expect to settle these instruments in cash, these PSUs are accounted for as equity awards. For the quarter ended September 30, 2013, no additional PSUs were granted. As at September 30, 2013, a total of 85,745 PSUs had been granted under the PSU plan.

DIRECTORS DEFERRED SHARE UNITS

APUC has a Deferred Share Unit Plan. Under the plan, non-employee directors of APUC may elect annually to receive all or any portion of their compensation in deferred share units (“DSUs”) in lieu of cash compensation. The DSUs provide for settlement in cash or shares at the election of APUC. As APUC does not expect to settle the DSU’s in cash, these DSUs are accounted for as equity awards.

As at September 30, 2013, a total of 68,585 DSUs had been granted under the DSU plan.

EMPLOYEE SHARE PURCHASE PLAN

APUC has an employee share purchase plan (the “ESPP”) which allows eligible employees to use a portion of their earnings to purchase common shares of APUC. The aggregate number of shares reserved for issuance from treasury by APUC under this plan shall not exceed 2,000,000 shares. As at September 30, 2013, a total of 123,795 shares had been issued under the ESPP.

MANAGEMENT OF CAPITAL STRUCTURE

APUC views its capital structure in terms of its debt levels, both at a project and an overall company level, in conjunction with its equity balances.

APUC’s objectives when managing capital are:

•	To maintain its capital structure consistent with investment grade credit metrics appropriate to the sectors in which APUC operates;

•	To maintain appropriate debt and equity levels in conjunction with standard industry practices and to limit financial constraints on the use of capital;

•	To ensure capital is available to finance capital expenditures sufficient to maintain existing assets;

•	To ensure generation of cash is sufficient to fund sustainable dividends to shareholders as well as meet current tax and internal capital requirements;

•	To maintain sufficient cash reserves on hand to ensure sustainable dividends made to shareholders; and

•	To have proper credit facilities available for ongoing investment in growth and investment in development opportunities.

APUC monitors its cash position on a regular basis to ensure funds are available to meet current normal as well as capital and other expenditures. In addition, APUC continuously reviews its capital structure to ensure its individual business units are using a capital structure which is appropriate for their respective industries.

RELATED PARTY TRANSACTIONS

Resolution of Business Associations with APMI, Affiliates and Senior Executives

Ian Robertson and Chris Jarratt (“Senior Executives”) are indirect shareholders of Algonquin Power Management Inc. (“APMI”), the former manager of the Company and several related affiliates (collectively the “Parties”). Prior to 2010, there were several related party transactions and co-owned assets which existed pursuant to the external management structure before the internalization of management which occurred on December 21, 2009.

In 2011, the Board formed an independent committee (“Independent Board Committee”) and initiated a process to review all of the remaining business associations with the Parties in order to reduce and/or eliminate these relationships. The “Independent Board Committee” within this section refers to a Committee comprising the independent members of the Board of Directors of APUC as defined in National Instrument 58-101. The Independent Board Committee engaged independent consultants and advisors to assist with this process and to provide advice in respect thereof. Specifically, the independent advisors provided advice to the Independent Board Committee in relation to fair market valuations of the generating assets, tax and legal matters.

The process initiated in 2011 has been completed and all related party transactions between APUC and the Parties have been resolved to the satisfaction of the Independent Board Committee and the Board as discussed below.

The following describes the business associations and resolution with APMI and Senior Executives:

Due to and from related parties

As at September 30, 2013, due from related parties include $812 (December 31, 2012 – $816) owed to APUC from the Parties and due to related parties include $1,829 (December 31, 2012 – $1,811) owed to the Parties.

Prior to 2010, APMI was the manager of APIF (predecessor organization to APUC) and at the time of the internalization of management, had a number of fees under negotiation as described below:

•	APMI was one of the original developers of the Red Lily I wind project and was entitled to a royalty fee based on a percentage of operating revenue and a development fee from the equity owner of Red Lily I. In 2011, APUC acquired APMI’s interest in this royalty.

•	As part of the project to re-power the Sanger facility, APUC entered into an agreement with APMI to undertake certain construction management services on the project for a performance based contingency fee.

•	During 2007, APUC allowed its offer to acquire Clean Power Income Fund to expire and earned a termination fee for which APMI was entitles to a portion thereof.

•	During 2008, APMI provided construction supervision services for the construction of BCI and was entitled to a construction supervision fee on the BCI projects.

•	As manager of APIF, APMI was entitled to management fees pursuant to a management agreement and the 2009 Q4 management fee was not made to APMI. In addition, pursuant to the management agreement, APMI incurred and was entitled to reimbursement of reasonable expenses in 2009 which were also not reimbursed by APUC.

Resolution: The Independent Board Committee and the Parties have entered into a definitive agreement whereby APUC shall pay the Parties $1,829 in connection with outstanding fees and the Parties shall pay APUC $812 in connection with reimbursement of expenses both in full satisfaction of the related party balances.

The Board has deemed these related party balances to be eliminated.

Equity interests in Rattle Brook, Long Sault, and BCI

The Parties own interests in three power generation facilities in which APUC also has an interest in. A brief description of the facilities is provided as follows:

•	Rattle Brook is a 4 MW hydroelectric generating facility (“Rattle Brook”) constructed in 1998 in which APUC owns a 45% interest and Senior Executives hold an equity interest in the remaining 55%.

•	Long Sault is an 18MW hydroelectric generating facility (“Long Sault”) constructed in 1997. APUC acquired its interest in Long Sault by way of subscribing to two notes from the original partners. One of the original partners is an affiliate of APMI which is entitled to receive 5% of the equity cash flows commencing in 2014.

•	Brampton Cogeneration is an energy supply facility which sells steam produced from APCo’s EFW facility (“BCI”). In 2004, APMI acquired 50 Class B partnership units in BCI equal to 50% of the annual returns on the project greater than 15%.

Resolution: As part of the process to resolve the co-ownership issue of the above noted assets, the Independent Board Committee undertook valuations by independent consultants which were reviewed and accepted by the Independent Board Committee. APUC and the Parties have entered into an agreement whereby APUC will acquire the Parties’ shares of Algonquin Power Corporation Inc. which owns a residual equity interest in the 18MW Long Sault Rapids hydroelectric facility and the partnership interest in the Brampton Cogeneration plant for an amount equal to $3,780. In addition APUC and the Parties have entered into an agreement whereby the Parties will acquire APUC’s 45% interest in the 4MW Rattle Brook hydroelectric facility for an amount equal to $3,408.

The Board has deemed these related party transactions to be eliminated as it has entered into a definitive agreement with the Parties in connection with the above noted transactions which has an effective at the end of 2013.

St Leon LP Units

Third party investors, including Senior Executives previously held 100 Class B limited partnership units issued by the St. Leon Limited Partnership which is the legal owner of the St. Leon facility. The Class B units held by Senior Executives received cash distributions of $nil and $14 for the three and nine months ended September 30, 2013 (2012 – $36 and $128).

Resolution: On January 1, 2013, the Company issued 100 redeemable Series C preferred shares and exchanged such shares for the 100 Class B units including 36 units held indirectly by Senior Management. The Series C preferred shares provide dividends identical to what is expected from the Class B units, as determined by independent consultants retained by the Independent Board Committee. Independent tax, legal and accounting advisors were also retained by the Independent Board Committee to provide advice in relation to the exchange. As of January 1, 2013, no Senior Executives have any further direct or indirect ownership of the St. Leon facility.

The Board has deemed this related party transaction to have been satisfactorily addressed.

Office Facilities

APUC has leased a portion of its head office facilities since 2001 on a triple net basis from an entity partially owned by Senior Executives. The Independent Board Committee conducted independent reviews of the office leasing market and believes the current terms and conditions for office lease are at fair market value for a building of comparable size and quality. Base lease costs for the three and nine months ended September 30, 2013 were $84 and $252 (2012 $82 and $245).

Resolution: The current office lease for a portion of its head office facilities expires on December 31, 2015. In August 2013, APUC through a wholly owned subsidiary entered into an agreement with a third party to purchase a new office facility which is suitable for meeting the future head office needs of APUC. Upon occupancy of the new head office facilities which is anticipated to occur in 2014, it is expected that the currently occupied premises will be subleased to third parties and the relationship between APUC and Senior Executives in respect of office premises will be concluded.

The Board has deemed this related party transaction to have been satisfactorily addressed.

Chartered Aircraft

As part of its normal business practice, APUC has utilized chartered aircraft when it is beneficial to do so and had previously entered into an agreement to charter aircraft in which the Senior Executives have a partial ownership interest. In this connection APUC, in 2004, remitted $1,300 to an affiliate of APMI as an advance against expense reimbursements (including utilization reserves) for APUC’s business use of the aircraft. By the end of 2012 the entire advance had been amortized against expense reimbursements and therefore no amortization expense during the three and nine months ended September 30, 2013 related to the advance was incurred (2012 – $88 and $155). During the three and nine months ended September 30, 2013, APUC reimbursed direct costs in connection with the use of the aircraft of $68 and $214 (2012 – $331 and $495).

Resolution: As of September 30, 2013, the remaining amount of the advance was $nil (December 31, 2012 – $nil) and as a result the Independent Board Committee is satisfied that the advance arrangement has concluded. The Independent Board Committee and the Parties have also agreed to terms and conditions that for future utilization of such chartered aircraft, if any, represent fair market value.

The Board has deemed this related party transaction to have been satisfactorily addressed.

Operations Services

APUC provides supervisory services on a cost recovery basis for one small hydro facility hydroelectric generating facility where Senior Executives hold an equity interest. The fees paid in relation to the supervisory management services were nominal for the three and nine months ended September 30, 2012 and 2013.

Resolution: This agreement will terminate on December 31, 2013.

The Board has deemed this related party transaction to have been eliminated.

Trafalgar

APCo owns debt on seven hydroelectric facilities owned by Trafalgar Power Inc. and an affiliate (“Trafalgar”). In 1997, Trafalgar went into default under its debt obligations and an affiliate of APMI moved to foreclose on the assets. Subsequently Trafalgar went into bankruptcy. APUC and the affiliate of APMI have been jointly involved in litigation and in bankruptcy proceedings with Trafalgar since 2004. APMI initially funded $2 million in legal fees prior to 2004.

Resolution: In 2004, the Board reimbursed APMI $1 million of the total third party legal fees (which to that point totalled $2 million), and APUC would fund future legal fees, third party costs and other liabilities. It was agreed that any net proceeds from the lawsuits would be shared proportionally to the quantum of net costs funded by each party.

The Board has deemed this related party transaction to have been satisfactorily addressed.

Other Related Party Transactions

A member of the Board of Directors of APUC is an executive at Emera. Related Party Transactions between APUC and Emera are discussed in the section below titled “Transactions with Emera”.

An individual related to an executive of APUC provided market research consulting services to certain subsidiaries of Liberty Utilities. Related Party Transactions between Liberty Utilities and the consultant are discussed in the section below titled “Other”.

Transactions with Emera

•	In 2011, a subsidiary of Emera provided lead market participant services for fuel capacity and forward reserve markets to ISO NE for the Windsor Locks facility. During the three and nine months ended September 30, 2013 APUC paid U.S. $nil (2012—U.S. $nil) in relation to this contract. In 2011, APUC provided a corporate guarantee to a subsidiary of Emera in an amount of U.S. $1,000 in conjunction with this contract.

•	For the three and nine months ended September 30, 2013, the Energy Services Business sold electricity to Maine Public Service Company (“MPS”), a subsidiary of Emera, amounting to U.S. $1,466 and $4,628 (2012 - U.S. $1,566 and $4,556). In 2011, APUC provided a corporate guarantee to MPS in an amount of U.S. $3,000 and a letter of credit in an amount of U.S. $100, primarily in conjunction with a three year contract to provide standard offer service to commercial and industrial customers in Northern Maine.

•	The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

Other

An individual related to an executive of APUC provided market research consulting services to certain subsidiaries of Liberty Utilities. During the three and nine months ended September 30, 2013 APUC paid $29 (2012 – $nil) in relation to these services.

TREASURY RISK MANAGEMENT

APUC attempts to proactively manage the risk exposures of its subsidiaries in a prudent manner. APUC ensures that both APCo and Liberty Utilities maintain insurance on all of their facilities. This includes property and casualty, boiler and machinery, and liability insurance. It has also initiated a number of programs and policies including currency and interest rate hedging policies to manage its risk exposures.

There are a number of monetary and financial risk factors relating to the business of APUC and its subsidiaries. Some of these risks include the U.S. versus Canadian dollar exchange rates, energy market prices, interest rate, liquidity and commodity price risk considerations, and credit risk associated with a reliance on key customers. The risks discussed below are not intended as a complete list of all exposures that APUC may encounter. A further assessment of APUC and its subsidiaries’ business risks is also set out in the most recent AIF.

Market price risk

Liberty Utilities is not exposed to market price risk as rates charged to customers are stipulated by the respective regulatory bodies.

On May 15, 2012, APCo entered into a financial hedge, which expires December 31, 2016 with respect to its Dickson Dam hydroelectric facility located in the Western region. The financial hedge is structured to hedge 75% of APCo’s production volume against exposure to the Alberta Power Pool’s current spot market rates. For the unhedged portion of production, each $10.00 per MW-hr change in the market prices in the Western region would result in a change in revenue of $0.2 million on an annualized basis.

The July 1, 2012 acquisition of Sandy Ridge Wind Facility included a financial hedge which commenced on January 1, 2013 for a 10 year period. The financial hedge is structured to hedge 72% of the Sandy Ridge Wind Facility’s production volume against exposure to PJM Western Hub current spot market rates. For the unhedged portion of production, each $10 per MW-hr change in the market prices would result in a change in revenue of about $0.3 million for the year.

The December 10, 2012 acquisition of Senate Wind Facility included a physical hedge which commenced on January 1, 2013 for a 15 year period. The physical hedge is structured to hedge 64% of Senate Wind Facility’s production volume against exposure to ERCOT North Zone current spot market rates. For the unhedged portion of production, each $10 per MW-hr change in the market prices would result in a change in revenue of about $1.1 million for the year.

The December 10, 2012 acquisition of the Minonk Wind Facility included a financial hedge which commenced on January 1, 2013 for a 10 year period. The financial hedge is structured to hedge 73% of the Minonk Wind Facility’s production volume against exposure to PJM Northern Illinois Hub current spot market rates. For the unhedged portion of production, each $10 per MW-hr change in market prices would result in a change in revenue of about $1.1 million for the year.

The January 1, 2013 acquisition of the Shady Oaks Wind Facility included a power sales contract which commenced on January 1, 2013 for a 20 year period. The power sales contract is structured to hedge the preponderance of the Shady Oaks Wind Facility’s production volume against exposure to PJM ComEd Hub current spot market rates. For the unhedged portion of production, each $10 per MW-hr change in market prices would result in a change in revenue of about $1.1 million for the year.

Interest rate risk

APUC’s operating credit facility is subject to a variable interest rate. The APUC Facility has no amounts outstanding as at September 30, 2013. As a result, a 100 basis point change in the variable rate charged would not impact interest expense.

The APCo Facility had $69.0 million outstanding as at September 30, 2013. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.7 million annually.

The Liberty Facility had $21.1 million outstanding as at September 30, 2013. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.2 million annually.

The Shady Oaks Senior Debt Facility had $128.8 million outstanding as at September 30, 2013. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $1.2 million annually.

Liquidity risk

Liquidity risk is the risk that APUC and its subsidiaries will not be able to meet their financial obligations as they become due.

Both APCo and Liberty have established financing platforms to access new liquidity from the capital markets as requirements arise. APUC continually monitors the maturity profile of its debt and adjusts accordingly to ensure sufficient liquidity exists at each of APCo and Liberty Utilities to meet their liabilities when due.

As at September 30, 2013, APUC and its subsidiaries had a combined $286.2 million of committed and available credit facilities remaining and $9.0 million of cash resulting in $295.2 million of total liquidity and capital reserves.

APUC currently pays a dividend of $0.34 per common share per year. The Board determines the amount of dividends to be paid, consistent with APUC’s commitment to the stability and sustainability of future dividends, after providing for amounts required to administer and operate APUC and its subsidiaries, for capital expenditures in growth and development opportunities, to meet current tax requirements and to fund working capital that, in its judgment, ensures APUC’s long-term success.

The long term portion of debt totals approximately $1,092.0 million with maturities set out in the Contractual Obligation table. In the event that APUC was required to replace the Facilities and project debt with borrowings having less favorable terms or higher interest rates, the level of cash generated for dividends and reinvestment may be negatively impacted.

The cash flow generated from several of APUC’s operating facilities is subordinated to senior project debt. In the event that there was a breach of covenants or obligations with regard to any of these particular loans which was not remedied, the loan could go into default which could result in the lender realizing on its security and APUC losing its investment in such operating facility. APUC actively manages cash availability at its operating facilities to ensure they are adequately funded and minimize the risk of this possibility.

Commodity price risk

APCo’s exposure to commodity prices is primarily limited to exposure to natural gas price risk. Liberty Utilities is exposed to energy price risk in its Liberty Utilities (West) and Liberty Utilities (East) regions. Additionally, Liberty Utilities is exposed to natural gas price risk in its Liberty Utilities (Central) and Liberty Utilities (East) regions. See APUC’s audited consolidated financial statements for the years ended December 31, 2012 and 2011 for discussion of this risk.

OPERATIONAL RISK MANAGEMENT

APUC attempts to proactively manage its risk exposures in a prudent manner and has initiated a number of programs and policies such as employee health and safety programs and environmental safety programs to manage its risk exposures.

There are a number of risk factors relating to the business of APUC and its subsidiaries. Some of these risks include the dependence upon APUC businesses, regulatory climate and permits, tax related matters, gross capital requirements, labour relations, reliance on key customers and environmental health and safety considerations. A detailed assessment of APUC’s business risks is set out in the most recent AIF.

Litigation risks and other contingencies

APUC and certain of its subsidiaries are involved in various litigations, claims and other legal proceedings that arise from time to time in the ordinary course of business. Any accruals for contingencies related to these items are recorded in the financial statements at the time it is concluded that a material financial loss is likely and the related liability is estimable. Anticipated recoveries under existing insurance policies are recorded when reasonably assured of recovery.

A subsidiary of APUC owns debt on seven hydroelectric facilities owned by Trafalgar. In 1997, an affiliate of APMI moved to foreclose on the assets, and subsequently Trafalgar went into bankruptcy. Trafalgar, Algonquin and an affiliate of APMI are involved in litigation over, among other things, a civil proceeding on the foreclosure on the assets and in bankruptcy proceedings.

With respect to the civil proceedings, the United States Second Circuit Court of Appeals dismissed all the claims against Algonquin in the civil proceedings and remanded one issue to the District Court. On April 3, 2012, the District Court granted Algonquin summary judgment on its counter-claims against Trafalgar. The District Court found that Trafalgar was in default of the indenture and the loan agreements and that Algonquin was entitled to proceed to enforce its rights against its collateral. Trafalgar filed a notice of appeal of the Memorandum-Decision and Order. The appeal was argued on March 21, 2013. On March 25, 2013, the United States Second Circuit Court of Appeals affirmed the decision of the District Court giving Algonquin judgment on its claims. Trafalgar has asked the United States Second Circuit Court of Appeals for reconsideration of its decision or to certify a legal question to the Connecticut Supreme Court. On May 21, 2013, the United States Second Circuit Court of Appeals denied TPI’s petition and the matter was sent back to the District Court for further proceedings with respect to the enforcement of Algonquin’s remedies under the loan documents, including the calculation of the debt and the disposition of collateral. The District Court has entered judgment in favor of Algonquin with regard to the default and Algonquin’s entitlement to recourse to the collateral, but without determining the amount due under the note. The District Court then closed the case.

With respect to the bankruptcy proceedings, on January 30, 2013, the United States Second Circuit Court of Appeals held that Algonquin did have a security interest in Trafalgar’s engineering malpractice claim and its proceeds. On February 20, 2013, Trafalgar filed a petition for a rehearing with the United States Second Circuit Court of Appeals which petition was denied on June 17, 2013. On September 16, 2013, Trafalgar filed a Petition for a Writ of Certiorari with the United States Supreme Court. Algonquin filed a brief in opposition to the Petition on October 18, 2013. Algonquin filed and served a motion seeking an order terminating the automatic stay and directing the distribution of the funds held in the escrow account to Algonquin. Algonquin’s motion for relief from the automatic stay has been denied without prejudice to re-filing the motion after the court determines the amount of Algonquin’s claim and the validity of any defenses to the claim. Algonquin and Trafalgar have each filed motions with the Court seeking a determination of those issues.

On October 21, 2011, the Québec Court of Appeal ordered a subsidiary of APUC to pay approximately $5.4 million (including interest) to the government of Québec relating to water lease payments that the APUC subsidiary has been paying to the St. Lawrence Seaway Management Corporation (“Seaway Management”) under its water lease with Seaway Management in prior years. The water lease with Seaway Management contains an indemnification clause which management believes mitigates this claim and management intends to vigorously defend its position. The potential unrecoverable loss, if any, for the related prior periods could be up to $5.8 million. The parties are attempting to resolve this matter through good faith negotiations.

Quarterly Financial Information

The following is a summary of unaudited quarterly financial information for the eight quarters ended September 30, 2013:

Millions of dollars (except per share amounts)	4th Quarter 2012	1st Quarter 2013	2nd Quarter 2013	3rd Quarter 2013
Revenue	$138.9	$193.1	$148.8	$127.9
Adjusted EBITDA	32.3	61.8	56.5	40.5
Net earnings / (loss) attributable to shareholders from continuing operations	6.8	20.4	15.8	6.3
Net earnings / (loss) attributable to shareholders	6.4	19.2	(18.1)	6.0
Net earnings / (loss) per share from continuing operations	0.04	0.10	0.08	0.02
Net earnings / (loss) per share	0.04	0.10	(0.09)	0.02
Adjusted net earnings	5.6	19.4	15.4	6.9
Adjust net earnings per share	0.03	0.10	0.08	0.03
Total Assets	2,778.2	2,990.7	3,201.8	3,156.4
Long term debt*	771.8	917.5	1,091.5	1,092.0
Dividend declared per common share	0.08	0.08	0.09	0.09

	4th Quarter 2011	1st Quarter 2012	2nd Quarter 2012	3rd Quarter 2012
Revenue	$64.8	$58.1	$58.7	$93.0
Adjusted EBITDA	22.1	21.4	22.2	20.8
Net earnings / (loss) attributable to shareholders from continuing operations	1.9	2.0	5.3	(0.6)
Net earnings/(loss) attributable to shareholders	(8.5)	2.3	6.1	(0.2)
Net earnings / (loss) per share from continuing operations	0.01	0.01	0.03	—
Net earnings/(loss) per share	(0.07)	0.02	0.04	—
Adjusted net earnings	13.2	5.0	6.5	1.1
Adjust net earnings per share	0.1	0.04	0.04	0.01
Total Assets	1,282.6	1,265.6	1,416	1,967.1
Long term debt*	455.0	391.9	461.8	705.1
Dividend declared per common share	0.07	0.07	0.07	0.08

*	Long term debt includes current and long term portion of debt and convertible debentures

The quarterly results are impacted by various factors including seasonal fluctuations and acquisitions of facilities as noted in this MD&A.

Quarterly revenues have fluctuated between $58.1 million and $193.1 million over the prior two year period. A number of factors impact quarterly results including acquisitions, seasonal fluctuations, hydrology and winter and summer rates built into the PPAs. In addition, a factor impacting revenues year over year is the fluctuation in the strength of the Canadian dollar which can result in significant changes in reported revenue from U.S. operations.

Quarterly net earnings attributable to shareholders have fluctuated between net earnings attributable to shareholders of $19.2 million and a net loss of $18.1 million over the prior two year period. Earnings have been significantly impacted by non-cash factors such as deferred tax recovery and expense, impairment of intangibles, property, plant and equipment and mark-to-market gains and losses on financial instruments.

Disclosure Controls

As of September 30, 2013, APUC carried out an evaluation, under the supervision of and with the participation of APUC’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of APUC’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of September 30, 2013, APUC’s disclosure controls and procedures are effective.

Internal controls over financial reporting

Management, including the CEO and the CFO, is responsible for establishing and maintaining internal control over financial reporting. Management, as at the end of the period covered by this interim filing, designed internal control over financial reporting to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The control framework management used to design the issuer’s internal control over financial reporting is that established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

During the nine months ended September 30, 2013, APUC acquired the Shady Oaks Wind Facility, the Pine Bluff Water System, and the Columbus/Gainesville Gas System. The financial information for these business acquisitions is included in this MD&A and in Note 3 of the unaudited interim financial statements. National Instrument 52-109 and the U.S. Securities and Exchange Commission provide an exemption, whereby companies undergoing acquisitions, can exclude the acquired business in the year from the scope of testing and assessment of operational effectiveness of controls over financial reporting. Due to the complexity associated with assessing internal controls during integration efforts, the Company plans to utilize the scope exemption as it relates to these acquisitions in management’s report on internal controls over financial reporting for the year ending December 31, 2013. The Company also excluded the 2012 acquisitions of EnergyNorth Gas System, Granite State Electric System, Missouri Gas System, Illinois Gas System, Iowa Gas System, and the Sandy Ridge, Minonk and Senate Wind Facilities from its evaluation of the effectiveness of APUC’s internal controls over financial reporting as of December 31, 2012 due to the complexity associated with assessing internal controls during integration efforts and the proximity of some of the acquisitions to year-end.

During the quarter ended September 30, 2013, there has been no change in APUC’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, APUC’s internal control over financial reporting. APUC continues to implement its internal control structure over the operations of the acquired businesses discussed above.

Critical Accounting Estimates and Polices

APUC prepared its unaudited interim financial statements in accordance with U.S. GAAP. An understanding of APUC’s accounting policies is necessary for a complete analysis of results, financial position, liquidity and trends. Significant accounting policies requiring the use of management estimates relate to the useful lives and recoverability of depreciable assets, recoverability of deferred tax assets, rate-regulation, unbilled revenue, fair value of derivatives, pension and post-retirement benefits and environmental remediation obligation. Management believes there has been no material changes during the nine months ended September 30, 2013 to the items discussed in APUC’s MD&A and Note 1 of its consolidated financial statements for the year ended December 31, 2012 available on SEDAR at www.sedar.com and on the APUC website at www.AlgonquinPowerandUtilities.com. Actual results may differ from these estimates.